ALAMO GROUP INC ANNUAL REPORT 2003

TABLE OF CONTENTS



The Alamo Group family of companies is a leader in designing and manufacturing equipment used in agriculture and maintaining right-of-ways. The Company has operations in the U.S., Canada, England, France and Australia, and a marketing presence throughout the world. Our group of products encompasses the widest range of mowing and related products used in maintaining vegetation along roadways, around airports, and in other right-of-way areas. We also offer a broad range of sweepers for roads, parking lots, and similar applications. Our agricultural products include mowers for fields, pastures, lawns, brush and even trees–as well as front-end loaders, backhoes, hay-making, tillage and a host of other equipment.

The Company has grown over the years through a combination of internal developments and acquisitions and has consistently been an innovator, providing our customers with a steady flow of new and improved products. Lately, some of these have included our unique TrucKat, our patented Buzz Bar, our efficiency improving Easy Drive System, our upgraded range of finishing mowers, and our new Flex-Arm offset hitch. These are just a few of more than fifty new or improved products introduced in the last few years. But that's what you'd expect from an industry leader. The Alamo Group–always on the cutting edge.



FINANCIAL HIGHLIGHTS

IN THOUSANDS, EXCEPT PER SHARE DATA	2003	2002	2001	2000
NET SALES	$ 279,078	$ 259,435	$ 246,047	$ 215,874
GROSS MARGINS	$ 59,762	$ 53,544	$ 59,529	$ 52,151
OPERATING EXPENSES	$ 45,775	$ 42,112	$ 40,173	$ 34,650
INCOME FROM OPERATIONS	$ 13,987	$ 11,432	$ 19,356	$ 17,501
NET INCOME	$ 8,038	$ 6,382	$ 10,812	$ 10,770
EARNINGS PER SHARE (DILUTED)	$ 0.82	$ 0.65	$ 1.11	$ 1.11
DEPRECIATION & AMORTIZATION	$ 5,890	$ 5,549	$ 6,330	$ 5,999
CAPITAL EXPENDITURES	$ 4,966	$ 5,479	$ 7,074	$ 12,650
DIVIDENDS PAID	$ 2,333	$ 2,331	$ 2,329	$ 2,328
WORKING CAPITAL	$ 102,711	$ 104,132	$ 106,718	$ 92,343
CASH FLOW FROM OPERATIONS (1)	$ 14,092	$ 12,480	$ 16,974	$ 17,266
LONG TERM DEBT (2)	$ 14,379	$ 27,833	$ 36,315	$ 30,355
SHAREHOLDER EQUITY	$ 144,067	$ 130,478	$ 121,813	$ 114,539
AVERAGE SHARES OUTSTANDING	9,789	9,789	9,787	9,759
BOOK VALUE PER SHARE	$ 14.72	$ 13.32	$ 12.45	$ 11.74

(1) Excludes Changes in Working Capital (2) Excludes Current Portion.

Certain statements included herein constitute forward looking statements. Such statements are subject to various risks and uncertainties which may cause results to differ materially from those anticipated by the forward looking statements. Among those factors which could cause actual results to differ materially are the following: market demand, competition, weather, currency-related issues and other risk factors listed and described in more detail from time to time in other reports of the Company filed with the Securities and Exchange Commission, including the Company's Form 10-K for 2003 attached hereto.



$279,078
$259,435
$246,047
$215,874
2000 2001 2002 2003



$10,770
$10,812
$8,038
2000 2001 2002 2003



$1.11 $1.11
$0.82
2000 2001 2002 2003

TO OUR SHAREHOLDERS

We are moving in the right direction. This is true of Alamo Group and the markets we serve. While 2003 was not a great year for our Company, in spite of tough market conditions we did a lot of good things, which led to an 8% increase in sales and a 26% increase in net income over the prior year and should continue to benefit us in the future.

The sales increase came from a combination of internal and external developments in roughly equal measures. While we had no acquisitions in the year, we did get the benefit of the full year's sales from the Valu-Bilt and Faucheux acquisitions in 2002. Internally, sales were also up as we benefited from new product introductions, particularly in our Industrial and European divisions.

The increase in profitability was primarily related to internal developments as we worked on improving our operational efficiencies and benefited from our lean manufacturing initiatives of the last few years.

These increases were gratifying as they came at a time when our markets were soft. The North American Agricultural market has been down since 1998, and while improvements had been anticipated for the last several years, very little materialized in 2003. Likewise our North American Industrial market has been off considerably for the last two years, due to a downturn in the general economy, particularly decreases in spending in our sector by various state, county and local governmental entities due to revenue shortfalls and budgetary constraints. Our European markets have also been hampered by weak economic conditions.

During the fourth quarter of 2003 we started seeing some improvement in these market conditions. In the agriculture sector, dealer inventories finished the season below the previous year, creating a need to start refilling the pipeline as they get ready to service their customers in the upcoming season. And the outlook for farmers seems to be improving as commodity prices have strengthened and farm incomes appear to be on the increase. We are seeing some strengthening in our Industrial sector as well, since the general economy is improving and governmental customers are showing some signs of returning to a more historic level of spending. Our European markets are also seeing some slight improvement, though they had not declined as much as our North American markets and conversely are anticipated to exhibit more moderate gains.

There are some concerns that we are monitoring closely, with raw materials being at the head of the list. Steel prices and availability are both concerns that are getting worse each month and not likely to improve



anytime soon. Fuel prices have likewise been climbing rapidly, which affects us in everything from utility bills to freight bills. Insurance costs continue to be on the rise–a trend of double-and even triple digit increases that has been going on for several years. Initially this affected our U.S. operations the most, but it has now spread to other countries in which we operate. In addition, the cost of compliance with the variety of new regulations affecting corporate America went up dramatically in 2003 and will continue to rise in 2004.

Large swings in currency exchange rates have also had an effect on our business and we believe this trend will continue. We have benefited in the short run from the weaker dollar, which has made our U.S. products more competitive in the international market place, and the earnings from our subsidiaries outside the U.S. are generally worth more. But the continued decline of the dollar and/or the increase of other currencies, particularly the Pound Sterling and the Euro, have made products we manufacture in those countries less competitive and are starting to have a dampening effect on consumers in those markets in general.

Lastly there are issues such as mad cow disease and bird flu which have or could have an effect on our markets in 2004. Restrictions have been imposed by some countries on U.S. exports and likely will continue until these issues are resolved.

We are addressing these known concerns in our plans and actions, as we will do with any new issues that may arise. We are also monitoring our markets on a continuous basis, because although they are improving they are still fragile and we want to be in a position to respond to any changes–up or down.

Despite these issues and concerns, we feel good about our prospects for 2004. During the downturn in our markets, we have continued to invest in our Company. This has resulted in improved operating efficiencies, a stronger balance sheet, and a whole variety of new and improved products for our customers. These factors should set the stage for improved results in 2004 regardless of market conditions. And, if the improvement we anticipate in our markets materializes, it should further enhance what we believe will be another year of growth for the Alamo Group.

DONALD J. DOUGLASS CHAIRMAN OF THE BOARD

R.A. ROBINSON PRESIDENT & CEO

AGRICULTURAL DIVISION



Alamo Group-Agricultural products were refined in 2003 and continued to impress our customers. Consider the speed, ease of adjustment and use of our upgraded Earthmaster deep tillage machines, for example. The 25-foot wide model 2500 tills up to 18 acres per hour, yet folds easily for transport. Our new Rhino 6-foot Rotary Cutter for skid steer mowers offers side discharge to move cut material away from the operator. Our restyled A-Series finish mowers boast the largest gearboxes in their category, faster top speed, improved blade spindle durability and increased blade life. And our recently introduced 4211 and 5211 Rhino midmount loaders offer heavy-duty function combined with exceptional mounting ease.

INDUSTRIAL DIVISION

Alamo Group-Industrial companies spent 2003 perfecting new products which will build on recent successes. Tiger's innovative TrucKat rolled up excellent sales. We expanded our Buzz Bar range with two- and three-blade versions for use in more confined spaces. Two new models of Schulte's Flex-Arm offset hitch allow a tractor to keep on level surfaces while mowing offroad areas. A new domed flow-through deck and other performance features highlight Schulte's new Fighter Series of heavy-duty cutters.



The bigger, better, stronger 15-foot FX-1500 mower delivers 20% to 33% faster cuts than conventional units. And the 20-foot, 5-spindle FX-520 rotary unit will attack former flail-only markets with cutting as fast and fine as flail mowers–yet with less maintenance. In sweepers, Schwarze introduced a new Cab Over/Twin Engine model of our M6000 heavy-duty street sweeper, a higher productivity A9000 regenerative air model, and CNG fueled models of the M6000, A7000, and A8000 for alternative-fuel markets.



EUROPEAN DIVISION

Alamo Group-Europe gained muscle in 2003. By year's end, we offered the most comprehensive range of mowers and related equipment in Europe. Part of this came from introducing new models of mowers in all our McConnel, Twose, SMA and Bomford lines. Another element was the addition of Faucheux into our product mix and introducing their range of front-end loaders in the UK with impressive results. Other developments included extensive redesign of products–both aesthetic changes to improve sales appeal and functional changes to improve efficiency. The outcome? In every price range, from the smallest to the largest implements, from the simplest to the most sophisticated performance and controls, Alamo Group-Europe can now offer an established brand and competitive model, each with its own unique look and features.

ALAMO GROUP BRANDS AND PRODUCTS

FRONT, MID AND REAR TRACTOR MOUNTED BOOM MOWERS

HYDRAULIC ROTARY, FLAIL, SICKLE BAR AND CIRCULAR SAW MOWERS

MECHANICAL ROTARY AND FLAIL MOWERS

MECHANICAL FINISHING MOWERS, HEAVY DUTY ROTARY MOWERS, FLAIL MOWERS, AND DISC MOWERS

FRONT-END LOADERS AND BACKHOES

HYDRAULIC BOOM MOUNTED HEDGE AND GRASS MOWERS

MECHANICAL ROTARY AND FLAIL MOWERS

TRACTOR MOUNTED FRONT-END LOADERS AND BACKHOES

CULTIVATORS AND SUBSOILERS

TRACTOR MOUNTED BOOM MOWERS

TRUCK MOUNTED BOOM MOWERS

HYDRAULIC ROTARY AND FLAIL MOWERS

MECHANICAL FLA L MOWERS

HAY EQUIPMENT INCLUDING BALERS, RAKES AND DISC MOWERS

TILLAGE EQUIPMENT

FUERST AGRICULTURAL PRODUCTS

HYDRAULIC BOOM MOUNTED HEDGE AND GRASS MOWERS

MECHANICAL ROTARY AND FLAIL MOWERS

CULTIVATORS

STREET AND PARKING LOT SWEEPERS:

MECHANICAL BROOM
REGENERATIVE AIR
ENVIRONMENTAL VACUUM AIR SWEEPERS

AFTER MARKET REPLACEMENT TRACTOR PARTS

NEW CUTTING PARTS

HARD-FACED AND PLAIN TILLAGE TOOLS

OTHER FARM EQUIPMENT REPLACEMENT PARTS

HYDRAULIC BOOM MOUNTED VERGE AND HEDGE MOWERS

GOVERNMENTAL AND AGRICULTURAL APPLICATIONS

REPLACEMENT PARTS

MECHANICAL ROTARY CUTTERS

ROCK REMOVAL EQUIPMENT

TRACTOR AND SKID STEER MOUNTED SNOW BLOWERS

CATALOG DIRECT SALES OF NEW, USED, AND REBUILT TRACTOR REPLACEMENT PARTS

OTHER FARM EQUIPMENT REPLACEMENT PARTS

HYDRAULIC BOOM MOUNTED HEDGE AND GRASS MOWERS

HARROWS, ROLLERS AND OTHER AGRICULTURAL IMPLEMENTS

TRACTOR AND SKID STEER MOUNTED FRONT-END LOADERS AND BACKHOES

OEM AND AFTER MARKET SALES OF FLAIL BLADES, SHACKLES, AND ROTOR SHAFTS

TRACTOR MOUNTED FRONT-END LOADERS, BACKHOES AND RELATED IMPLEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-21220

ALAMO GROUP INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE (State or other jurisdiction of incorporation or organization)	74-1621248 (I.R.S. Employer Identification Number)

1502 East Walnut, Seguin, Texas 78155
(Address of principal executive offices)

830-379-1480
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Stock, par value $.10 per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENT FOR THE PAST 90 DAYS. Yes [X] No [ ]

INDICATE BY CHECK MARK IF DISCLOSURE OF DELINQUENT FILERS PURSUANT TO ITEM 405 OF REGULATION S-K IS NOT CONTAINED HEREIN, AND WILL NOT BE CONTAINED, TO THE BEST OF REGISTRANT'S KNOWLEDGE, IN DEFINITIVE PROXY OR INFORMATION STATEMENTS INCORPORATED BY REFERENCE IN PART III OF THIS FORM 10-K OR ANY AMENDMENT TO THIS FORM 10-K. [ ]

INDICATE BY CHECK MARK IF WHETHER THE REGISTRANT IS AN ACCELERATED FILER (AS DEFINED IN EXCHANGE ACT RULE 12 b-2) Yes [X] No [ ]

THE AGGREGATE MARKET VALUE OF THE VOTING STOCK (WHICH CONSISTS SOLELY OF SHARES OF COMMON STOCK) HELD BY NON-AFFILIATES OF THE REGISTRANT AS OF JUNE 30, 2003 (BASED UPON THE LAST REPORTED SALE PRICE OF $12.22 PER SHARE) WAS APPROXIMATELY $ 75,516,288 ON SUCH DATE.

THE NUMBER OF SHARES OF THE ISSUER'S COMMON STOCK, PAR VALUE $.10 PER SHARE, OUTSTANDING AS OF FEBRUARY 27, 2004 WAS 9,727,059 SHARES.

DOCUMENTS INCORPORATED BY REFERENCE: PORTIONS OF THE REGISTRANT'S PROXY STATEMENT RELATING TO THE 2004 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 5, 2004, HAVE BEEN INCORPORATED BY REFERENCE HEREIN (PART III).

ALAMO GROUP INC. AND CONSOLIDATED SUBSIDIARIES

FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. Business

General

Alamo Group Inc., which includes its subsidiaries ("Alamo Group," or the "Company"), is a leading manufacturer of high quality equipment for right-of-way maintenance and agriculture. Our products include tractor-mounted mowing and other vegetation maintenance equipment, street sweepers, agricultural implements and related after market parts and services. The Company believes it is one of a few vegetation maintenance equipment manufacturers offering a comprehensive product line that employs the three primary heavy-duty cutting technologies: rotary, flail, and sickle-bar as well as other cutting technologies. The Company emphasizes high quality, cost effective products for its customers and strives to develop and market innovative products while constantly monitoring and containing its manufacturing and overhead costs. The Company has a long-standing strategy of supplementing its internal growth through acquisitions of businesses or product lines that currently command, or have the potential to achieve, a meaningful share of their niche markets.

The predecessor corporation to the Company was incorporated in Texas in 1969 as successor to a business that began selling mowing equipment in 1955. The Company was reincorporated in Delaware in 1987. As used herein and otherwise required by the context, the terms "Alamo Group" and "the Company" shall mean Alamo Group Inc. and its direct and indirect subsidiaries.

Since its founding in 1969, the Company has focused on satisfying customer needs through geographic market expansion, product development and refinement and selected acquisitions. The Company's first products were based on the rotary cutting technology. Through acquisitions the Company added flail cutting technology in 1983 and sickle-bar technology in 1984. The Company added to its presence in the industrial and governmental markets with the acquisition of Tiger Corporation *("Tiger")* in 1994.

A thrust into agricultural mowing markets began in 1986 with the acquisition of Rhino Products Inc. *("Rhino")*, a leading manufacturer in this field. With this acquisition the Company embarked on a strategy to increase the *Rhino* dealer network during a period of industry contraction. Strengthening our distribution network remains a primary focus of the Company's marketing plans for agricultural and industrial uses. The addition of *M&W Gear Company ("M&W")* in early 1995 allowed the Company to enter into the manufacturing and distribution of hay-making equipment which complements the *Rhino* distribution system. *M&W* has been integrated into the agricultural marketing group utilizing the same sales force to cross-sell *Rhino* and *M&W* products.

In 1991, the Company began its international expansion with the acquisition of McConnel Ltd. *("McConnel")*, a United Kingdom ("U.K.") manufacturer of vegetation maintenance equipment, principally hydraulic boom-mounted hedge and grass cutters and related parts. Bomford-Turner Ltd. *("Bomford")*, also a U.K. company, was acquired in 1993. *Bomford* is a manufacturer of heavy-duty, tractor-mounted grass and hedge mowing equipment.

In 1994, the Company acquired Signalisation Moderne Autoroutiere S.A. *("SMA")* located in Orleans, France. *SMA* manufactures and sells principally a line of heavy-duty, tractor-mounted grass and hedge mowing equipment and associated replacement parts to departments of the French government. This acquisition along with the acquisition of *Forges Gorce* in 1996, a flail blade manufacturer in France, when combined with *McConnel* and *Bomford,* has made the Company one of the largest manufacturers in the European market for the kind of equipment sold by the Company.

In late 1995, the Company expanded its business in the agricultural market with the acquisition of Herschel Corporation *("Herschel")*, a leading manufacturer and distributor of farm equipment replacement and wear parts. In addition, the Company has concentrated on developing new products which meet the needs of its niche market customers and on adapting its existing products to serve other applications.

On February 29, 2000, the Company acquired Schwarze Industries, Inc. *("Schwarze")*. *Schwarze* is a manufacturer of a broad range of street sweeping equipment which is sold to governmental agencies and contractors. The Company believes the *Schwarze* sweeper products fit the Company's strategy of identifying product offerings with brand recognition in the industrial markets the Company serves.

On September 8, 2000, the Company purchased the product line and associated assets of Twose of Tiverton LTD (*"Twose"*) in the U.K. and incorporated its production into the existing facilities at *McConnel* and *Bomford* while maintaining its own sales force and dealer network. *Twose* was a small regional manufacturer of power arm flail mowers and parts, as well as harrows and rollers, which solidified the Company's market leadership position in the U.K.

On November 6, 2000, the Company acquired Schulte Industries, LTD. and its related entities (*"Schulte"*). *Schulte* is a Canadian manufacturer of mechanical rotary mowers, snow blowers, and rock removal equipment. *Schulte* brought to the Company a stronger Canadian presence in both marketing and manufacturing. It also expanded the Company's range of large heavy-duty rotary mowers.

On August 14, 2001, the Company acquired all of the assets of SMC Corporation (*"SMC"*). *SMC* manufactures front-end loaders and backhoes principally for Original Equipment Manufacturers ("OEM") customers and its own *SMC* brand. This acquisition expanded the product range of our agricultural division by branding a line of loaders for *Rhino.*

On April 5, 2002, the Company purchased inventory, fixed assets and certain other assets of Valu-Bilt Tractor Parts ("*Valu-Bilt*") located in Des Moines, Iowa, a subsidiary of Quality Stores, Inc. which was in Chapter 11 Bankruptcy. *Valu-Bilt* is a distributor of new, used and rebuilt tractor parts and other agricultural spare and wear parts sold directly to customers through its catalog offering and on a wholesale basis to dealers. Subsequent to the purchase, the operations of *Valu-Bilt* in Des Moines, Iowa, was consolidated into the Company's Herschel facility in Indianola, Iowa.

On November 14, 2002, the Company purchased substantially all of the assets of Faucheux Industries SA, ("*Faucheux*") a leading French manufacturer of front-end loaders and attachments. The Company acquired *Faucheux* out of administration, a form of bankruptcy in France similar to Chapter 11 bankruptcy in the U.S.

Marketing and Marketing Strategy

The Company's products are sold through the Company's various marketing organizations, and extensive, world-wide dealer networks under the *Alamo Industrial®, Tiger™, Schwarze™, Rhino®, M&W®, Fuerst®, SMC™, Herschel™, Adams®, Valu-Bilt®, Schulte®, McConnel®, Bomford®, S.M.A.®* , *Forges Gorce™ Twose™, Faucheux™* and other trademarks and trade names.

Alamo Industrial equipment is principally sold to governmental end-users, related independent contractors and, to a lesser extent, the agricultural and commercial turf markets. Governmental agencies and contractors that perform services for such agencies purchase primarily hydraulically-powered, tractor-mounted mowers, including boom-mounted mowers, other types of cutters and replacement parts for heavy-duty, intensive use applications including the maintenance around highway, airport, recreational and other public areas. A portion of *Alamo Industrial* sales includes tractors, which are not manufactured by *Alamo Industrial.* Municipal park agencies, golf courses and landscape maintenance contractors purchase certain *Alamo Industrial* mowers that deliver a fine manicured cut.

Tiger equipment includes heavy-duty, tractor and truck-mounted mowing and vegetation maintenance equipment and replacement parts. *Tiger* sells to state, county, local governmental entities and related contractors primarily through a network of dealers. In many cases, the principal product line of *Tiger's* larger dealers is *Tiger* equipment. *Tiger's* dealership network is independent of *Alamo Industrial's* dealership network.

Schwarze equipment includes air, mechanical broom, and regenerative air sweepers along with a high-efficiency environmental sweeper and replacement parts. *Schwarze* primarily sells its products to governmental agencies and independent contractors. The Company believes that *Schwarze* compliments *Alamo Industrial* because the dealer and/or end-user for both products in many cases are the same. In 2001, the *Alamo Industrial* Latin American territory manager began marketing *Schwarze* and *Schulte* products along with *Alamo Industrial* products in Mexico and other Latin American countries. In the first half of 2002, the dealer sales force of *Alamo Industrial* and *Schwarze* were combined and trained to cross-sell products.

Rhino and *M&W* equipment is generally sold to farmers and ranchers to clear brush, maintain pastures and unused farmland, shred crops, till fields and for haymaking. It is also sold to other customers, such as mowing contractors and construction contractors, for non-agricultural purposes. *Rhino* equipment consists principally of a comprehensive line of tractor-powered equipment including rotary cutters, finishing mowers, flail mowers and disc mowers. *Rhino* also sells posthole diggers, scraper blades and replacement parts for all *Rhino* equipment. Farm equipment dealers play the primary role in the sale of *Rhino* and *M&W* equipment. *M&W* haymaking equipment uses a fixed chamber, round bale technology. A portion of the *Rhino* product line is also sold through *McConnel's* network of agricultural tractor dealers in the U.K.

SMC equipment includes a broad line of front-end loaders and backhoes that fit many tractors on the market today. The majority of the products are sold to Original Equipment Manufacturers ("OEM's"). In the fall of 2001, the Company introduced *Rhino* branded loaders and backhoes to be sold through its agricultural dealer network

Herschel replacement parts are sold for many types of farm equipment and tractors and certain types of mowing and construction equipment. *Herschel* products include a wide range of cutting parts, chromium carbide treated hard-faced and plain replacement tillage tools, disc blades and fertilizer application components. *Herschel* replacement tools and parts are sold throughout the United States, Canada and Mexico to five major customer groups: farm equipment dealers, fleet stores, wholesale distributors, original equipment manufacturers and construction equipment dealers. The acquisition of *Valu-Bilt* compliments the *Herschel* product lines while also expanding the Company's offering of after-market agricultural parts and added catalog direct sales to end-users, a new customer group.

Schulte equipment includes heavy-duty mechanical rotary mowers, snow blowers, rock removal equipment and related replacement parts. *Schulte* serves both the agricultural and industrial markets primarily in Canada and the U.S. The Company is pursuing cross-selling opportunities between *Schulte* and some of the Company's other product lines. *Schulte* sells some of its products through *Bomford* in the U.K. and independent distributors throughout the world.

McConnel equipment principally includes a line of hydraulic, boom-mounted hedge and grass cutters, as well as other tractor attachments and implements such as hydraulic backhoes, cultivators, subsoilers, buckets and other digger implements and replacement parts. *McConnel* equipment is sold primarily in the U.K. and France, and to a lesser extent, in other parts of Europe, Australia, and North America through independent dealers and distributors. To a lesser extent, *McConnel* also sells turf maintenance equipment to the golf course and leisure markets.

Bomford equipment includes hydraulic, boom-mounted hedge and hedgerow cutters, industrial grass mowers, agricultural seedbed preparation cultivators and replacement parts. *Bomford* equipment is sold to governmental agencies, contractors and agricultural end-users in the U.K. and France and to a lesser extent, other countries in Europe, North America, Australia and the Far East. *Bomford's* sales network is very similar to that of *McConnel* in the U.K. *Rhino* and *Tiger* sell some of *Bomford's* product line in the U.S.

SMA equipment includes hydraulic, boom-mounted hedge and hedgerow cutters and associated replacement parts. *SMA's* principal customers are French local authorities. *SMA's* product offerings were expanded in 1994 to include certain quick-attach boom mowers manufactured by the Company in the U.K. to expand its presence in agricultural dealerships. *Forges Gorce,* acquired in 1996, manufactures flail blades which are sold to some of the Company's subsidiaries as well as to other customers.

Twose equipment includes light-duty power arm mowers and agricultural equipment and related parts. *Twose* products are manufactured at the Company's U.K. facilities but sold through its own dealer network in the U.K. and through *Faucheux* in France.

Faucheux equipment includes front-end loaders, backhoes, attachments and related parts. Historically, the majority of *Faucheux* sales have been in France but the Company has recently expanded

Faucheux's market coverage to other countries, particularly the U.K., using the Company's existing distribution network.

In addition to the sales of *Herschel* replacement parts, the Company derives a significant portion of its revenues from sales of replacement parts for each of its wholegoods lines. Replacement parts represented approximately 27% of the Company's total sales for the year ended December 31, 2003. Replacement parts generally are more profitable and less cyclical than wholegoods.

While the Company believes that the end-users of its products evaluate their purchases on the basis of price and product quality, such purchases are also based on a dealer's service, support and loyalty to the dealer based on previous purchases as well as other factors such as product availability.

Demand for the majority of the Company's products tends to be strongest in the spring and summer seasons. The Company provides incentives for off-season purchases for many of its products, including discounts, as a way to even out seasonal variations in its manufacturing cycles.

Product Development

The Company's ability to provide innovative responses to customer needs, to develop and manufacture new products, and to enhance existing product lines is important to its success. The Company continually conducts research and development activities in an effort to improve existing products and develop new products. As of December 31, 2003 the Company employed 74 people in its various engineering departments, 31 of whom are degreed engineers and the balance of whom are support staff. Amounts expended on research and development activities were approximately $2,953,000 in 2003, $2,612,000 in 2002, and $2,405,000 in 2001. As a percent of sales, Research and Development was approximately 1.0% in 2003, 2002, and 2001, respectively, and is expected to continue at similar levels in 2004.

Seasonality

In general, the vegetation maintenance equipment industry tends to follow the seasonal buying patterns of its major customers with peak sales occurring in the second and third quarters. Agricultural and governmental end-users typically purchase new equipment during the first and second calendar quarters. Weather conditions and general economic conditions, however, may affect the timing of purchases. In order to achieve efficient utilization of manpower and facilities throughout the year, the Company estimates seasonal demand months in advance and equipment is manufactured in anticipation of such demand. The Company utilizes a rolling twelve-month sales forecast provided by the Company's marketing divisions and order backlog in order to develop a production plan for its manufacturing facilities. Additionally, many of the Company's marketing divisions attempt to equalize demand for its products throughout the calendar year by offering seasonal sales programs which may provide additional incentives on equipment that is ordered during off-season periods.

Competition

The Company's products are sold in highly competitive markets throughout the world. The principal competitive factors are price, quality, availability, service and reputation. The Company competes with several large national and international companies that offer a broad range of agricultural equipment and replacement parts, as well as numerous small manufacturers and suppliers of a limited number of products mainly on a regional basis. However, the Company has fewer competitors in wide-swath and boom-mounted mowing equipment within the governmental niche. Some of the Company's competitors are significantly larger than the Company and have substantially greater financial and other resources at their disposal. The Company believes that it is able to compete successfully in its markets by containing its manufacturing costs, offering high quality products, developing and designing innovative products and, to some extent, avoiding direct competition with significantly larger competitors. There can be no assurance that such competitors will not substantially increase the resources devoted to the development and marketing of products competitive with those of the Company. The Company believes that within the U.S. it is a leading supplier to governmental markets, a major supplier in the U.S. agricultural market and one of the largest suppliers in the European market for its type of mowing equipment.

Unfilled Orders

As of December 31, 2003, the Company had unfilled customer orders of $35,656,000 compared to $34,251,000 at the end of 2002. The increase is primarily attributable to slight improvements in market conditions in the agricultural and European markets. The Company continues to see reduced government spending compared to historical levels in the industrial sector served by the Company. Management expects that substantially all of the Company's backlog as of December 31, 2003 will be shipped during fiscal year 2004. The amount of unfilled orders at a particular time is affected by a number of factors, including manufacturing and shipping schedules, which in most instances are dependent on the Company's seasonal sales programs and the requests of its customers. Certain of the Company's orders are subject to cancellation any time before shipment; therefore, a comparison of unfilled orders from period to period is not necessarily meaningful and may not be indicative of future actual shipments.

Sources of Supply

The Company, through its subsidiaries, purchases tractors, truck chassis and engines as well as steel, gearboxes, drivelines, hydraulic components and other industrial parts and supplies. During 2003, these products were readily available from a variety of sources in adequate quantities and at prevailing market rates. However, we have some concerns that certain commodities such as steel and fuel could have price and availability issues in 2004. A number of the Company's products are mounted and shipped with a tractor. Tractors are generally available, but some delays in receiving tractors can occur throughout the year. No single supplier is responsible for supplying more than 10% of the principal raw materials used by the Company. The Company sources its purchased goods from foreign and domestic suppliers.

While the Company manufactures many of the parts for its products, a significant percentage of parts, including most drive lines, gear boxes and hydraulic pumps and motors, are purchased from outside suppliers which manufacture to the Company's specifications.

Patents and Trademarks

The Company owns various U.S. and international patents. While the Company considers its patents to be advantageous to its business, it is not dependent on any single patent or group of patents. The Company amortizes approximately $62,000 annually in patents and trademarks relating to the industrial segment. The net book value of the patents and trademarks was $887,000 as of December 31, 2003.

Products manufactured by the Company are advertised and sold under numerous trademarks. *Alamo Industrial®, Rhino®, M&W®, SMC™, Fuerst®, McConnel®, Bomford®, SMA®, Schwarze™, Tiger™, Schulte®, Forges Gorce™, Twose™, Faucheux™, Herschel™, Adams® and Valu-Bilt®* trademarks are the primary marks for the Company's products. The Company also owns other trademarks, which it uses to a lesser extent such as *Terrain King®, Triumph®, Mott®, Turner®*, and *Dandl®*. Management believes that the Company's trademarks are well known in its markets and are valuable and that their value is increasing with the development of its business. The Company actively protects its trademarks against infringement and believes it has applied for or registered its trademarks in the appropriate jurisdictions.

Environmental and Other Governmental Regulations

The Company is subject to numerous environmental laws and regulations concerning air emissions, discharges into waterways and the generation, handling, storage, transportation, treatment and disposal of waste materials. The Company's policy is to comply with all applicable environmental, health and safety laws and regulations, and the Company believes it is currently in material compliance with all such applicable laws and regulations. These laws and regulations are constantly changing, and it is impossible to predict with accuracy the effect that changes to such laws and regulations may have on the Company in the future. Like other industrial concerns, the Company's manufacturing operations entail the risk of noncompliance, and there can be no assurance that the Company will not incur material costs or other liabilities as a result thereof. The Company knows that the Indianola, Iowa property on which its *Herschel* facility operates is contaminated with chromium. The contamination likely resulted from chrome-plating operations which were discontinued several years before the Company purchased the property. The Company has been working with an environmental consultant and the state of Iowa to develop and implement a plan to remediate the contamination. All remediation costs through June of 2002 were paid by the previous owner of the property pursuant to the agreement by which the Company purchased the property. The successor to the previous owner is in Chapter 11 Bankruptcy proceedings and the Company filed a claim with the United States Bankruptcy Court for the Western District of Michigan. During the second quarter of 2002, the Company settled all outstanding claims including the environmental claim with the successor and applied approximately $100,000 of the overall settlement towards the environmental reserve. The balance in the environmental liability reserve at December 31, 2003 was $155,000. The amount of potential liability has been estimated by an independent environmental engineering company to be between $100,000 and $250,000.

The Company is subject to various other federal, state, and local laws affecting its business, as well as a variety of regulations relating to such matters as working conditions, equal employment opportunities and product safety. A variety of state laws regulate the Company's contractual relationships with its dealers, some of which impose restrictive standards on the relationship between the Company and its dealers, including events of default, grounds for termination, non-renewal of dealer contracts and equipment repurchase requirements. The Company believes it is currently in material compliance with all such applicable laws and regulations.

Employees

As of December 31, 2003, the Company employed 1,634 full-time employees. The *SMC* manufacturing facility in the U.S. has a collective bargaining agreement which covers approximately 124 employees; it expires in the second quarter of 2004. The Company's European operations, *McConnel, Bomford, SMA, Forges Gorce* and *Faucheux* also have collective bargaining agreements covering 335 persons. The Company's *Herschel* facility which had a collective bargaining agreement was decertified by the union in August of 2002. The Company considers its employee relations to be satisfactory.

Financial Information about Segments

See Note 13 of the accompanying consolidated financial statements.

International Operations and Geographic Information

See Note 14 of the accompanying consolidated financial statements.

Available Information

The Company files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for information on the public reference room. The SEC maintains a website that contains annual, quarterly and current reports, proxy and information statements and other information that issuers (including the Company) file electronically with the SEC. The SEC's website is www.sec.gov.

The Company's website is (www.alamo-group.com). The Company makes available free of charge through its website, via a link to the SEC's website at www.sec.gov, its annual report on Form 10-K, quarterly reports on Form 10-Q; current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The Company also makes available, through its website, via a link to the SEC's website, statements of beneficial ownership of the Company's equity securities filed by its directors, officers, 10% or greater shareholders and others under Section 16 of the Exchange Act.

The Company makes available on its website its most recent annual report on Form 10-K, its quarterly reports on Form 10-Q for the current fiscal year, its most recent proxy statement and its most recent summary annual report to shareholders, although in some cases these documents are not available on our site as soon as they are available on the SEC's site. You will need to have on your computer the Adobe Acrobat Reader® software to view the documents, which are in PDF format. In addition, the Company posts on its website its Charters for its Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee as well as its Corporate Governance Policies and its Code of Business Conduct and Ethics for its directors, officers and employees. You can request a copy of these documents, excluding exhibits, at no cost, by sending your request to the Corporate Secretary, Alamo Group Inc., 1502 E. Walnut Street, Seguin, Texas, 78155, which is the principal executive office of the

Company. The telephone number is 830-379-1480. The information on the Company's website is not incorporated by reference into this report.

Forward-Looking Information

Part I of this Annual Report on Form 10-K and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II of this Annual Report contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In addition, forward-looking statements may be made orally or in press releases, conferences, reports or otherwise, in the future by or on behalf of the Company.

Statements that are not historical are forward-looking. When used by or on behalf of the Company, the words "estimate," "believe," "intend" and similar expressions generally identify forward-looking statements made by or on behalf of the Company.

Forward-looking statements involve risks and uncertainties. These uncertainties include factors that affect all businesses operating in a global market, as well as matters specific to the Company and the markets it serves. Particular risks and uncertainties facing the Company at the present include changing conditions in the Company's North American and European agricultural markets; increased competition in the Company's business from competitors; deterioration in the Company's industrial market due to reduced governmental budgets that could affect their purchases of goods and services; the Company's ability to develop and manufacture new and existing products profitably; market acceptance of new and existing products; the Company's ability to maintain good relations with its employees; and the ability to hire and retain quality employees.

In addition, the Company is subject to risks and uncertainties facing the industry in general, including changes in business and political conditions and the economy in general in both domestic and international markets; weather conditions affecting demand; slower growth in the Company's markets; financial market changes including increases in interest rates and fluctuations in foreign exchange rates; actions of competitors; the inability of the Company's suppliers, customers, creditors, public utility providers and financial service organizations to deliver or provide their products or services to the Company; availability and significantly increased prices of steel; seasonal factors in the Company's industry; unforeseen litigation; animal diseases such as the mad cow and bird flu; government actions including budget levels, regulations and legislation, such as Sarbanes Oxley Act of 2002; legislation relating to the environment, commerce, infrastructure spending, health and safety; and availability of materials.

The Company wishes to caution readers not to place undue reliance on any forward-looking statement and to recognize that the statements are not predictions of actual future results. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning the Company and its businesses, including factors that could potentially materially affect the Company's financial results, may emerge from time to time. It is not possible for management to predict all risk factors or to assess the impact of such risk factors on the Company's businesses.

Executive Officers of the Company

Certain information is set forth below concerning the executive officers of the Company, each of whom has been elected to serve until the 2004 annual meeting of directors or until his successor is duly elected and qualified.

Name	Age	Position
Ronald A. Robinson	52	President and Chief Executive Officer
Robert H. George	57	Vice President, Secretary and Treasurer
Richard J. Wehrle	47	Vice President and Corporate Controller
Donald C. Duncan	52	Vice President and General Counsel
Geoffrey Davies	56	Vice President and Managing Director, Alamo Group (EUR) Ltd.
Douglas W. Anderson	60	Executive Vice President, Alamo Group (USA) Inc. Agricultural Division
Ian Burden	49	Executive Vice President, Alamo Group (USA) Inc. Alamo Industrial Division

Ronald A. Robinson was appointed President, Chief Executive Officer and a director of the Company on July 7, 1999. Mr. Robinson had previously been President of Svedala Industries, Inc. the U.S. subsidiary of Svedala Industries AB of Malmo, Sweden, a leading manufacturer of equipment and systems for the worldwide construction, mineral processing and materials handling industries. Mr. Robinson joined Svedala in 1992 when it acquired Denver Equipment Company of which he was Chairman and Chief Executive Officer.

Robert H. George joined the Company in May 1987 as Vice President and Secretary and has served the Company in various executive capacities since that time. Prior to joining the Company, Mr. George was Senior Vice President of Frost National Bank from 1978 to 1987.

Richard J. Wehrle has been Vice President and Corporate Controller of the Company since May 2001. Prior to his appointment, Mr. Wehrle served in various accounting management capacities within the Company since 1988.

Donald C. Duncan has been General Counsel of the Company since January 2002 and was elected Vice President in February 2003. Prior to joining the Company, Mr. Duncan was counsel for various publicly held companies in Houston, Texas and most recently was Counsel for EGL, Inc., from 2000 to 2001 and Weatherford International Inc. from 1997 to 1999.

Geoffrey Davies has been Managing Director of Alamo Group (EUR) Ltd. since December 1993 and was elected Vice President of the Company in February 2003. From 1988 to 1993, Mr. Davies served McConnel Ltd., a U.K. company acquired by Alamo Group in 1991, in various capacities including serving as its Marketing Director from February 1992 until December 1993.

Douglas W. Anderson has been Executive Vice President of Alamo Group (USA) Inc. since July 2001 and manages the Agricultural division. Prior to his appointment as Executive Vice President, Mr. Anderson was Vice President for Telemotive Industrial Controls since 1997.

Ian Burden has been Executive Vice President of Alamo Group (USA) Inc. since January 1994 and manages the Alamo Industrial division. Since 1981 Mr. Burden served in various sales and marketing capacities for Bomford Turner, Ltd., a U.K. company acquired by Alamo in 1993.

Item 2. Properties

At December 31, 2003, the Company utilized seven principal manufacturing plants located in the United States, five in Europe, one in Canada, and one in Australia. Listed below are the facilities:

Facility	Square Footage		Principal Types of Products Manufactured And Assembled
Gibson City, Illinois	235,000	Owned	Mechanical Mowers for *Rhino* and *M&W*, Hay Balers and Deep Tillage Equipment
Seguin, Texas	230,000	Owned	Hydraulic and Mechanical Rotary and Flail Mowers, Sickle-Bar Mowers, and Boom-Mounted Equipment for *Alamo Industrial*
Indianola, Iowa	200,000	Owned	After Market Farm Equipment Replacement and Wear parts for *Herschel/Valu-Bilt*
Ludlow, England	160,000	Owned	Hydraulic Boom-Mounted Hedge and Grass Cutters and other Equipment for *McConnel* and *Twose*
Holton, Kansas	150,000	Owned	Mechanical Rotary Mowers, Blades and Post Hole Diggers for *Rhino*
Chartres, France	136,000	Owned	Front-end Loaders, Backhoes and Attachments for *Faucheux*
Huntsville, Alabama	100,000 36,000	Leased Owned	Air and Mechanical Sweeping Equipment for *Schwarze*
Salford Priors, England	106,000	Owned	Tractor-Mounted Power Arm Flails and other Equipment for *Bomford* and *Twose*
Sioux Falls, South Dakota	60,000	Owned	Hydraulic and Mechanical Mowing Equipment for *Tiger*
Sioux Falls, South Dakota	59,000	Owned	Front-end Loaders and Backhoes for OEM, *SMC* and *Rhino*
Englefeld, Saskatchewan Canada	46,000	Owned	Mechanical Rotary Mowers, Snow Blowers, and Rock Removal Equipment for *Schulte*
Orleans, France	40,000	Owned	Heavy-Duty, Tractor-Mounted Grass and Hedge Mowing Equipment for *SMA*
Queensland, Australia	15,000	Leased	Air and Mechanical Sweeping Equipment for *Schwarze*
Peschadores, France	12,000	Owned	Manufactures Replacement Parts for Blades, Knives and Shackles by *Forges Gorce*
Warehouses & Sales Offices	58,000 2,200	Owned Leased	Service Parts Distribution and Sales Office
Total	1,643,200		

Approximately 97% of the manufacturing, warehouse and office space is owned. The Company closed its manufacturing facilities in Guymon and Wakita, Oklahoma on November 30, 2001. The Guymon facility is currently an asset held for sale and the Wakita facility was sold on January 15, 2003. During the first quarter of 2003 the Company closed its warehouses in Waco, Texas and Sparks, Nevada. Except as otherwise stated herein, the Company considers each of its facilities to be well maintained, in good operating condition and adequate for its present level of operations.

Item 3. Legal Proceedings

The Company is subject to various legal actions, which have arisen in the ordinary course of its business. The most prevalent of such actions relate to product liability which is generally covered by insurance. While amounts claimed might be substantial and the ultimate liability with respect to such litigation cannot be determined at this time, the Company believes that the ultimate outcome of these matters will not have a material adverse effect on the Company's consolidated financial position.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of security holders of the Company during the fourth quarter of the fiscal year ended December 31, 2003.

PART II

Item 5. Market for Registrant's Common Stock and Related Stockholder Matters

The Company's common stock trades on the New York Stock Exchange under the symbol: ALG. On February 27, 2004, there were 9,727,059 shares of common stock outstanding, held by approximately 160 holders of record. The total number of beneficial owners of the Company's common stock exceeds this number. On February 27, 2004, the closing price of the common stock on the New York Stock Exchange was $18.17 per share.

The following table sets forth for the period indicated, on a per share basis, the range of high and low sales prices for the Company's common stock as quoted by the New York Stock Exchange. These price quotations reflect inter-dealer prices, without adjustment for retail mark-ups, markdowns or commissions, and may not necessarily represent actual transactions.

High and low stock prices for the last two fiscal years were:

2003				2002			
	Sales Price		Cash Dividends		Sales Price		Cash Dividends
Quarter Ended	High	Low	Declared	Quarter Ended	High	Low	Declared
March 31, 2003	$ 12.47	$ 11.25	$ .06	March 31, 2002	$ 16.50	$ 13.50	$ .06
June 30, 2003	12.25	11.40	.06	June 30, 2002	17.15	15.00	.06
September 30, 2003	14.92	12.06	.06	September 30, 2002	16.40	12.30	.06
December 31, 2003	15.81	14.20	.06	December 31, 2002	12.75	11.25	.06

On January 2, 2004, the Board of Directors of the Company declared a quarterly dividend of $.06 per share which was paid on February 4, 2004, to holders of record as of January 16, 2004. The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends as they depend on future earnings, capital requirements and financial condition. In addition, the payment of dividends is subject to restrictions under the Company's bank revolving credit agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" in Item 7 of Part II of this Annual Report on Form 10-K for a further description of the bank revolving credit agreement.

Securities authorized for issuance under equity compensation plans are incorporated in this Item 5, by reference that portion of the Company's definitive proxy statement for the 2004 Annual Meeting of Stockholders, which appears under the caption "Aggregated Option Grants and Exercises in Last Fiscal Year and Fiscal Year-end Option Values."

Item 6. Selected Financial Data

The following selected financial data is derived from the consolidated financial statements of Alamo Group Inc. and Subsidiaries. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

(in thousands, except per share amounts)	Fiscal Year Ended December 31,[1] 2003	2002	2001	2000	1999
Operations:					
Net sales	$ 279,078	$ 259,435	$ 246,047	$ 215,874	$ 176,608
Income before income taxes	12,972	9,774	16,606	15,890	9,696
Net income	8,038	6,382	10,812	10,770	6,102
Percent of sales	2.9%	2.5%	4.4%	5.0%	3.5%
Earnings per share					
Basic	0.83	0.66	1.11	1.11	0.63
Diluted	0.82	0.65	1.11	1.11	0.63
Dividends per share	0.24	0.24	0.24	0.24	0.34
Average common shares					
Basic	9,721	9,713	9,706	9,698	9,722
Diluted	9,789	9,789	9,787	9,759	9,726
Financial Position:					
Total assets	$ 195,967	$ 191,222	$ 185,921	$ 173,408	$ 132,795
Short-term debt and current maturities	1,615	2,583	3,013	1,484	526
Long-term debt, excluding current maturities	14,379	27,833	36,315	30,355	5,469
Stockholders' equity	$ 144,067	$ 130,478	$ 121,813	$ 114,539	$ 108,030

[1] Includes the results of operations of companies acquired from the effective dates of acquisitions.

Item 7. Management's Discussion and Analysis of Financial Condition And Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this Annual Report on Form 10-K.

The following tables set forth, for the periods indicated, certain financial data:

Sales data in thousands:	Fiscal Year Ended December 31, 2003	2002	2001
North American			
Agricultural	$ 108,075	$ 110,784	$ 97,978
Industrial	104,801	100,905	108,001
European	66,202	47,746	40,068
Total net sales	$ 279,078	$ 259,435	$ 246,047

Cost and profit margins, as percentages of net sales:

	2003	2002	2001
Cost of sales	78.6%	79.4%	75.8%
Gross margin	21.4%	20.6%	24.2%
Selling, general and administrative expense	16.4%	16.2%	16.3%
Income from operations	5.0%	4.4%	7.9%
Income before income taxes	4.7%	3.8%	6.8%
Net income	2.9%	2.5%	4.4%

Results of Operations

Fiscal 2003 compared to Fiscal 2002

The Company's net sales in the fiscal year ending December 31, 2003 ("2003") were $279,078,000, an increase of $19,643,000 or 7.6% compared to $259,435,000 for the fiscal year ended December 31, 2002 ("2002"). The increase in sales was primarily attributable equally to both internal growth in our European operations and the acquisitions of *Faucheux* on November 14, 2002 and *Valu-Bilt* on April 5, 2002.

North American Agricultural sales (Net) were $108,075,000 in 2003 compared to $110,784,000 in 2002, representing a decrease of $2,709,000 or 2.4%. The revenue decline reflected continued weak market conditions throughout 2003. Increased fuel prices and the outbreak of war in Iraq during the first quarter had a negative impact on consumer spending. The U.S. Farm Bill enacted in 2002, did not begin to have a significant impact until late in the first quarter of 2003. The Company began to see some recovery during the fourth quarter with increased new orders, particularly in the Company's *Rhino* product line. *Herschel/Valu-Bilt* aftermarket replacement parts business showed improved sales in both the wholesale and retail lines.

North American Industrial sales (Net) in 2003 were $104,801,000 compared to $100,905,000 in 2002, a $3,896,000 or 3.9% increase. Most of the growth came from sales of *Schwarze* sweepers mainly to dealers for governmental entities and related contractors. Budget constraints at state government agencies as well as city and other municipalities, continued to affect industrial mower sales, which have remained below historical levels since the second quarter of 2002.

European sales (Net) increased $18,456,000 or 38.7% to $66,202,000 in 2003 compared to $47,746,000 in 2002. The increase was a result of the acquisition of *Faucheux* and internal sales growth from new product introductions and aggressive marketing initiatives despite sluggish market conditions in France, which was affected by drought conditions during the spring and summer of 2003. In addition, the strength of the exchange rate of the British Pound and the Euro compared to the U.S. dollar further aided the increase on the Company's foreign operations.

Gross Margins for 2003 were $59,762,000 (21.4% of net sales) compared to $53,544,000 (20.6% of net sales) in 2002. Margins increased mainly from lower production overhead costs as the Company continued to improve on its operational efficiencies. This increase was tempered by declines in sales of higher margin products as well as higher discounts and incentives offered to customers in the Industrial and Agricultural segments. The Company began to reduce its workforce in the second quarter of 2002, streamline plant utilization and consolidated the *Valu-Bilt* and *Herschel* operations, all resulting in improved gross margins.

Selling, general and administrative expenses ("SG&A") were $45,775,000 (16.4% of net sales) in 2003 compared to $42,112,000 (16.2% of net sales) in 2002. The increase of $3,663,000 over 2002 was primarily due to a full year of expenses from the addition of *Valu-Bilt* and *Faucheux* in the amount of $2,229,000. Also included is an expense of $1,235,000 relating to higher exchange rates in 2003 on the Company's foreign operations.

Interest expense for 2003 was $1,968,000 compared to $2,426,000 in 2002, a $458,000 or 18.9% decrease. The reductions reflect reduced borrowings and lower interest rates compared to 2002.

Other Income (expense), net in 2003 reflected income of $475,000 versus income of $265,000 in 2002. During the second quarter of 2003, the Company sold surplus land adjacent to its Texas facility and recorded a $365,000 gain. The Company also recorded a $200,000 expense relating to a reduction in its machinery and equipment value in its assets held for sale located in Guymon, Oklahoma. The Company reported increased income in 2003 from exchange rate gains on foreign contracts on accounts receivable transactions in our European operations in the amount of $370,000.

Provision for Income Taxes was $4,934,000 (38.0%) for 2003 compared to $3,392,000 (34.8%) in 2002. The increase in the percentage was mainly a reflection of increased state taxes in the U.S. during 2003.

Net Income for 2003 was $8,038,000 compared to $6,382,000 in 2002 due to the factors described above.

Fiscal 2002 compared to Fiscal 2001

The Company's net sales in the fiscal year ending December 31, 2002 ("2002") were $259,435,000, an increase of $13,388,000 or 5.4% compared to $246,047,000 for the fiscal year ended December 31, 2001 ("2001"). The increase in sales was attributable to the acquisition of *Valu-Bilt in April 2002* and *Faucheux in November 2002* as well as a full year of *SMC* sales which was acquired in August 2001. Internal sales within the Company fell 6.6%.

North American Agricultural Sales (Net) were $110,784,000 in 2002 compared to $97,978,000 in 2001 representing an increase of $12,806,000 or 13.1%. The increase was primarily from a full year of *SMC* sales which was reflected for only four months in 2001 and the acquisition of *Valu-Bilt*. The Company experienced soft market conditions throughout the year as well as drought conditions in the mid-west section of the United States and western Canada. A decline in net farm income and the delay in receiving benefits from the United States Department of Agriculture 2002 Farm Bill were also negative factors that affected the market.

North American Industrial Sales (Net) in 2002 were $100,905,000 compared to $108,001,000 in 2001, a $7,096,000 or 6.6% decrease. During the last three quarters of 2002, sales of mowing products in this business sector have fallen approximately 30% due primarily to a continuing decline in new orders from state governmental agencies. Nearly every state experienced budget shortfalls in 2002 and this trend is expected to continue in 2003. Sales of *Schwarze* sweepers held up better than our industrial mowers, but direct sales to contractors continued to be soft due to extremely competitive conditions, increased operating costs due primarily to fuel cost increases and the weak economy.

European Sales (Net) increased $7,678,000 or 19.2% to $47,746,000 in 2002 compared to $40,068,000 in 2001. The increase is mainly from the acquisition of *Faucheux* and improved market conditions previously adversely affected by the foot and mouth disease in the U.K. Sales in other European markets, particularly France, performed well despite sluggish market conditions.

Gross margins for 2002 were $53,544,000 (20.6% of net sales) compared to $59,529,000 (24.2% of net sales) in 2001. More than half of the decrease in gross profit was attributable to the decline of higher margin sales in the industrial market. Additionally, to a lesser extent, the Company continued to incur higher property and casualty insurance premiums, increased warranty expense and higher costs of raw materials, especially steel which was affected by U.S. tariffs enacted in 2002 on imported steel. In the last three quarters of 2002, the Company trimmed production overhead costs by reducing workforce as well as consolidating our *Herschel* and *Valu-Bilt* operations and the closure of one warehouse in Texas in the third quarter.

Selling, general and administrative expenses ("SG&A") were $42,112,000 (16.2% of net sales) in 2002 compared to $40,173,000 (16.3% of net sales) in 2001. The increase of $1,939,000 over 2001 primarily resulted from the additions of *SMC* for a full year in 2002 of $873,000, as well as $798,000 related to the acquisitions of *Valu-Bilt* and *Faucheux*. Also, the Company incurred relocation expenses for the combining of the *Valu-Bilt* and *Herschel* facilities in the amount of $497,000 and a full year of depreciation expense of $420,000 from the Company's Enterprise Resource Planning ("ERP") project. The Company did not amortize goodwill during 2002 due to the adoption of FAS142, which resulted in a reduction of amortization expense of $1,732,000.

Interest expense was $2,426,000 in 2002 compared to $3,284,000 in 2001, an $858,000 or 26.1% decrease. Lower borrowings and interest rates in 2002 compared to the prior year were the main reasons for the decrease.

Other Income (expense), net was income of $265,000 in 2002 compared to an expense of $75,000 in 2002. The significant change was all due to exchange rate gains on foreign contracts on accounts receivable transactions in our European operations.

The Company's net income for 2002 was $6,382,000 compared to $10,812,000 in 2001 due largely to the factors described above.

Liquidity and Capital Resources

In addition to normal operating expenses, the Company has ongoing cash requirements, which are necessary to conduct the Company's business including inventory purchases and capital expenditures. The Company's inventory and accounts payable levels typically build in the first quarter and early spring of the year and, to a lesser extent, in the fourth quarter in anticipation of the spring and fall selling seasons. Accounts receivable historically build in the first and fourth quarters of each year as a result of preseason sales. These sales help balance the Company's production during the first and fourth quarters.

As of December 31, 2003, the Company had working capital of $100,968,000, which represents a decrease of $1,421,000 from working capital of $102,286,000 as of December 31, 2002.

Capital expenditures were $4,966,000 for 2003, compared to $5,479,000 for 2002. Capital expenditures for 2004 are expected to be in line with or slightly above 2003. The 2003 amount included the purchase on July 7, 2003 of the land and building where the Company's *Tiger* operation is located in Sioux Falls, South Dakota. *Tiger* was acquired in December of 1994 and the land and building were leased at that time under a ten year capital lease. The purchase price was $1,780,000 and included cancellation of the remaining term of the lease through December 2004. The Company expects to fund capital expenditures from operating cash flows or through its revolving credit facility, described below.

The Company was authorized by its Board of Directors in 1997 to repurchase up to 1,000,000 shares of the Company's common stock to be funded through working capital and credit facility borrowings. No shares were repurchased in 2002 or in 2003. The authorization to repurchase shares remains available.

Net cash provided by operating activities was $18,228,000 for 2003, compared to $27,598,000 for 2002. The decrease of cash from operating activities resulted primarily from higher accounts receivable due to increased customer demands for the Company's product during the fourth quarter. In 2002, the Company had significant cash from operating activities mainly due to reduced inventory and higher accounts payable and accrued liabilities from the *Valu-Bilt* and *Faucheux* acquisitions.

Net cash used by financing activities was $16,666,000 for 2003, compared to net cash used of $11,337,000 for 2002. The increase was mainly the pay down on the Company's revolving line of credit.

The Company entered into a $70,000,000 contractually committed, unsecured, long-term bank revolving credit facility on August 31, 2001, under which the Company could borrow and repay until September 30, 2003, with interest at variable rate options based upon Prime or Libor rates, with such rates either floating on a daily basis or fixed for periods up to 180 days. Proceeds may be used for general corporate purposes or, subject to certain limitations, acquisition activities. The loan agreement contains the following financial covenants; Minimum Fixed Charge Coverage Ratio, Minimum Consolidated Tangible Net Worth, Consolidated Funded Debt to EBITDA Ratio, and Minimum Asset Coverage Ratio, and limitations on dividends, indebtedness, liens and investments. For more information the unsecured Revolving Credit Agreement was filed on September 30, 2001 on Form 10-Q as shown in the Exhibits to this filing. On September 26, 2002 but effective August 31, 2002, the Company and its lenders agreed to extend the final maturity of its long-term revolving credit facility to August 31, 2004. As of December 31, 2003, there was $14,000,000 borrowed under the revolving credit facility. At December 31, 2003, $2,880,000 of the revolver capacity was committed to irrevocable standby letters of credit issued in the ordinary course of business as required by vendors' contracts. There are three smaller additional lines of credit, one for the Company's European operation in the amount of 4,000,000 British pounds, one for our Canadian operation in the amount of 3,000,000 Canadian dollars, and one for our Australia operation in the amount of 1,300,000 Australian dollars. The Australian facility is secured by a letter of credit issued by the Company. As of December 31, 2003 there were no British pounds borrowed against the European line of credit, 720,000 Canadian dollars against the Canadian line of credit and 500,000 Australian dollars outstanding under its facility. The Canadian revolving credit facility is guaranteed by the Company. The Company's borrowing levels for working capital are seasonal with the greatest utilization generally occurring in the first quarter and early spring.

At March 31, 2003, the Company was in technical default with one of its financial covenants under its $70,000,000 Revolving Credit Agreement. The Company fell short in meeting its first quarter 2003 operating leverage ratio (as defined by the Revolving Credit Agreement) which was based on total funded debt to operating cash flow or Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). Effective May 1, 2003, the Company obtained a waiver for the first quarter of 2003 through June 15, 2003. Effective June 13, 2003, the Company and its lenders entered into an amendment to the Revolving Credit Agreement. The principal changes were an increase in operating leverage ratio from 2.5 to 1 to 3.0 to 1 and extending the final maturity one year to August 31, 2005. The amendment in its entirety was filed, as an exhibit to the Company's 10-Q for the quarter ending June 30, 2003. As of December 31, 2003, the Company is in compliance with the terms and conditions of its credit facilities.

Inflation

The Company believes that inflation generally has not had a material impact on its operations or liquidity to date. However, the Company has experienced significant cost increase in steel, fuel and medical expense in the last quarter of 2003 and the first quarter of 2004. If this trend continues through 2004 at these current levels, it will have an impact on our customers.

New Accounting Standards and Disclosures

In June 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations" (FAS 141), and Statement No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 141 required the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. FAS 141 also provides new criteria to determine whether an acquired intangible asset should be recognized separately from goodwill.

Upon adoption of FAS 142, amortization of existing goodwill ceased and the remaining book value is tested for impairment at least annually at the reporting unit level using a detailed impairment test. Provisions of FAS 142, states that any impairment loss identified upon adoption of this standard, is recognized as a cumulative effect of a change in accounting principle. Any impairment loss recognized of FAS 142 is recorded as a charge to current period earnings.

On January 1, 2002, the Company adopted statement FAS 142 and established its annual review for impairment as of December 31. Based on the analysis completed, at December 31, 2003, the Company's review indicated no impairment of Goodwill and Other Intangible Assets and no write-off was required. The Company will review for impairment on an annual basis or more frequently if deemed necessary. At December 31, 2003, the net book value of goodwill was $21,677,000 and at December 31, 2002, the net book value was $19,875,000. The increase was all due to changes in currency exchange rates.

The following table shows the effect of the adoption of FAS 142 on the Company's net income as of December 31, 2003, 2002 and 2001 as if the adoption had occurred on January 1, 2000:

		Actual		Actual		Pro-forma
				December 31,		
(in thousands, except earnings per share)		2003		2002		2001
Net Income – as reported	$	8,038	$	6,382	$	10,812
Amortization (net of tax)		—		—		1,129
Adjusted Net Income	$	8,038	$	6,382	$	11,941
Basic Earnings per share – as reported	$	0.83	$	0.66	$	1.11
Amortization (net of tax)		—		—		0.12
Adjusted Basic Earnings per share	$	0.83	$	0.66	$	1.23
Diluted Earnings per share – as reported	$	0.82	$	0.65	$	1.11
Amortization (net of tax)		—		—		0.12
Adjusted Diluted Earnings per share	$	0.82	$	0.65	$	1.23

The FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (FAS 144) in August 2001. FAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of " and other related accounting guidance. FAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The provisions of this Statement generally are to be applied prospectively. The Company adopted FAS 144 in the first quarter of 2002. The Company has evaluated the effect of the adoption of FAS 144, and the Company believes it does not have a material impact to its consolidated financial statements.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 12, and Technical Corrections ("Statement 145"). Statement 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, and FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Statement 145 also rescinds FASB Statement No. 44, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Statement 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Early adoption of Statement 145 is encouraged and may be as of the beginning of the fiscal year or as of the beginning of the interim period in which the statement was issued. The Company elected to early adopt this statement effective January 1, 2002. Management does not believe adoption of this statement materially impacted the Company's financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("Statement 146"). Statement 146 addresses the accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Terminations Benefits and Other Costs to Exit an Activity." It also substantially nullifies EITF Issue No. 88-10, "Costs Associated with Lease Modification or Termination." Statement 146 is effective for exit or disposal activities initiated after December 31, 2002. Management does not believe that adoption of this statement will materially impact the Company's financial position or results of operations.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("the Interpretation"). The Interpretation applies to contracts or indemnifications agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party. The Interpretation's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The Company adopted the disclosure requirements of this Interpretation for its 2002 annual report. Management believes there is no impact on the Company's financial position or result of operations.

On December 31, 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure ("Statement 148"). Statement 148 amends Financial Accounting Standards No. 123, Account for Stock-Based Compensation ("Statement 123"), to provide alternative methods of transition to Statement 123's fair value method of account for stock-based employee compensation. Statement 148 also amends the disclosure provisions of Statement 123 and Accounting Principals Board Opinion No. 28, Interim Financial Reporting, to require disclosures in the summary of significant account policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. Statement 148 does not amend Statement 123 to require companies to account for employee stock options using the fair value method. The Company adopted the disclosure provisions required in Statement 148 and have provided the necessary disclosures within Note 1 of the financial statements.

In January 2003, the Financial Accounting Standards Board ("FASB") issued interpretation No. 46 ("FIN 46"). "Consolidation of Variable Interest Entities," and in December 2003 issued a revised interpretation ("FIN 46R"). FIN 46 and FIN 46R address the accounting for, and disclosure of investments in variable interest entities. The Company's adoption of FIN 46 and FIN 46R during 2003 did not have a significant effect on our financial position or results of operations.

Off-Balance Sheet Arrangements

The Company does not have any obligation under any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the Company is party, that has or is reasonably likely to have a material effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual and Other Obligations

The following table shows the Company's approximate obligations and commitments to make future payments under contractual obligations as of December 31, 2003:

(in thousands)		Payment due by period			
		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
Long-Term Debts Obligations	$ 15,354	$ 1,330	$ 14,000	$ 24	$ —
Capital Lease Obligations	640	288	352	—	—
Operating Lease Obligations	2,672	1,592	1,061	19	—
Purchase Obligations	33,352	33,352			
Total	52,018	36,562	15,413	43	—

Definitions:

(A) Long-Term Debt Obligation means a payment obligation under long-term borrowings referenced in FASB Statement of Financial Accounting Standards No. 47 Disclosure of Long-Term Obligations (March 1981), as may be modified or supplemented.

(B) Capital Lease Obligation means a payment obligation under a lease classified as a capital lease pursuant to FASB Statement of Financial Accounting Standards No. 13 Accounting for Leases (November 1976), as may be modified or supplemented.

(C) Operating Lease Obligation means a payment obligation under a lease classified as an operating lease and disclosed pursuant to FASB Statement of Financial Accounting Standards No. 13 Accounting for Leases (November 1976), as may be modified or supplemented.

(D) Purchase Obligations represent an estimate of goods and services to be purchased under outstanding purchase orders not reflected on the Company's balance sheet.

In addition, the Company sponsors various pension plans that may obligate us to make contributions to the plans from time to time. We expect to make a cash contribution to our pension plans in 2004, and contributions required for 2005 and future years will depend on a number of unpredictable factors including the market performance of the plan's assets and future changes in interest rates that affect the actuarial measurement of the plan's obligations.

Critical Accounting Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of the Consolidated Financial Statements. For further information on the critical accounting policies, see Note 1 of our Notes to Consolidate Financial Statements.

Critical Accounting Policies

Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where it is aware of a specific customer's inability to meet its financial obligations, it records a specific reserve to reduce the amounts recorded to what it believes will be collected. For all other customers, it recognizes reserves for bad debt based on historical experience of bad debts as a percent of revenues for each business unit, adjusted for relative improvements or deteriorations in the agings and changes in current economic conditions.

The Company evaluates all aged receivables that are over 60 days old and will reserve specifically on a 90-day basis. The Company has a secured interest on most of its wholegoods each customer purchases. This allows the Company, in times of a difficult economy when the customer is unable to pay or has filed for bankruptcy (usually Chapter 11), to repossess the customer's inventory. This allows Alamo Group to maintain only a reserve over its cost which usually represents the margin on the original sales price.

The bad debt reserve balance was $1,708,000 at December 31, 2003 and $1,733,000 at December 31, 2002.

Sales Discounts

At December 31, 2003 the Company had $4,940,000 in reserves for sales discounts compared to $5,414,000 at December 31, 2002 on product shipped to our customers under various promotional programs. The decrease was due primarily from lower discount accruals given on the Company's *Rhino* and *M&W* products during the pre-season program, which ran from September to December of 2003. The Company reviews the reserve quarterly based on analysis made on each program outstanding at the time.

The Company bases its reserves on historical data relating to discounts taken by the customer under each program. Historically between 85% and 95% of the Company's customers who qualify for each program actually take the discount that is available.

Inventories – Obsolescence and Slow Moving

The Company had $4,613,000 at December 31, 2003 and $4,454,000 at December 31, 2002 in reserve to cover obsolescence and slow moving inventory. The increase was mainly due to exchange rate fluctuations. The obsolescence and slow moving policy states that the reserve is to be calculated on a basis of: 1) Inventory with a quantity on hand and no usage over a three year period is deemed obsolete and reserved at 100 percent and 2) slow moving inventory with little usage requires a 100 percent reserve on items that have a quantity greater than a three year supply. There may be exceptions to the obsolete and slow moving classifications if approved by an officer of the Company based on specific identification of an item or items that is deemed to be either included or excluded from this classification.

The reserve is reviewed and if necessary, adjustments are made on a quarterly basis. The Company relies on historical information to support its reserve. Once the inventory is written down, the Company does not adjust the reserve balance until the inventory is sold.

Warranty

The Company's warranty policy is generally to provide its customers warranty for up to one year on all wholegood units and 90 days for parts.

Warranty reserve, as a percent of sales, is calculated by looking at the current twelve months expenses and prorating that based on twelve months sales with a six month lag period. The Company's historical experience is that a customer takes approximately six months from the time he receives the unit and puts it into operation to file any warranty claim. A warranty reserve is established for each different marketing group. Reserve balances are evaluated on a quarterly basis and adjustments made when required.

The warranty reserve balance was $3,093,000 at December 31, 2003 and $2,899,000 at December 31, 2002. The increase was related to the growth in sales and a higher claims experience primarily in the industrial division.

Item 7A. Quantitative and Qualitative Disclosures About Market Risks

The Company is exposed to various financial market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. The Company does not enter into derivative or other financial instruments for trading or speculative purposes.

Foreign Currency Risk

International Sales

A portion of the Company's operations consists of manufacturing and sales activities in international jurisdictions. The Company primarily manufactures its products in the United States, the U.K., France, Canada and Australia. The Company sells its products primarily within the markets where the products are produced, but certain of the Company's sales from its U.K. operations are denominated in other European currencies. As a result, the Company's financials, specifically the value of its foreign assets, could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the other markets in which the subsidiaries of the Company distribute their products.

To mitigate the short-term effect of changes in currency exchange rates on the Company's functional currency-based sales, the Company's U.K. subsidiaries regularly hedge by entering into foreign exchange forward contracts to hedge approximately 80% of its future net foreign currency cash receipts over a period of six months. As of December 31, 2003, the Company had $2,090,000 outstanding in forward exchange contracts related to accounts receivable; additionally, there was an exchange contract of $13,307,000 relating to a short-term inter-company cash transfer from the U.K. to the U.S. A 15% fluctuation in exchange rates for these currencies would change the fair value by approximately

$2,311,000. However, since these contracts hedge foreign currency denominated transactions, any change in the fair value of the contracts should be offset by changes in the underlying value of the transaction being hedged.

At January 1, 2003, the foreign currency hedge agreements were in a favorable position by approximately $89,000. In accordance with the provisions of FAS 133, the net-of-tax on January 1, 2003, was a gain of $60,000 in accumulated other comprehensive income with a deferred income tax liability of $32,000. At December 31, 2003, the fair value of the hedge agreements was also in a favorable position; therefore, the derivative financial instruments were recorded as an asset of $128,000. Accumulated other comprehensive income was adjusted to an accumulated gain of $82,000 and the deferred income tax was adjusted to a $46,000 tax liability. As the hedge agreements are deemed to be effective cash flow hedges, there was no income statement impact related to hedge ineffectiveness. The Company has reclassified approximately $60,000 of existing gains in accumulated other comprehensive income, net of taxes, into net income during the year ended December 31, 2003.

Exposure to Exchange Rates

The Company's earnings are affected by fluctuations in the value of the U.S. dollar as compared to foreign currencies, predominately in European countries and Canada, as a result of the sale of its products in international markets. Foreign currency forward contracts in the U.K. are used to hedge against the earnings effects of such fluctuations. At December 31, 2003, the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which the Company's sales are denominated would result in a decrease in gross profit of $2,519,000 for the year ending December 31, 2003. Comparatively, at December 31, 2002, the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which the Company's sales are denominated would have resulted in a decrease in gross profit of approximately $2,120,000 for the year ended December 31, 2002. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, which are a changed dollar value of the resulting sales, changes in exchange rates may also affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive. The Company's sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices. The translation adjustment during 2003 was a gain of $7,789,000. On December 31, 2003, the British pound closed at .5599 relative to 1.00 U.S. dollar, and the Euro dollar closed at 1.2579 relative to 1.00 U.S. dollar. By comparison, on December 31, 2002, the British pound closed at .6212 relative to 1.00 U.S. dollar, and Euro dollar closed at 1.0500 relative to 1.00 U.S. dollar. No assurance can be given as to future valuation of the British pound or Euro or how further movements in those or other currencies could affect future earnings or the financial position of the Company.

Interest Rate Risk

The Company's long-term debt bears interest at variable rates. Accordingly, the Company's net income is affected by changes in interest rates. Assuming the current level of borrowings at variable rates and a two hundred basis point change in the 2003 average interest rate under these borrowings, the Company's 2003 interest expense would have changed by approximately $280,000. In the event of an adverse change in interest rates, management could take actions to mitigate its exposure. However, due to the uncertainty of the actions that would be taken and their possible effects, this analysis assumes no such actions. Further, this analysis does not consider the effects of the change in the level of overall economic activity that could exist in such an environment.

Item 8. Financial Statements

The financial statements and supplementary data described in Item 14(a)1 of this report and included on pages F-1 through F-25 of this Report are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Company has established a system of controls and other procedures designed to ensure that information required to be disclosed in its periodic reports filed, as defined in Rules 13a – 14(c) and 15d - 14(c), under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. These disclosure controls and procedures were evaluated under the direction of the Company's Chief Executive Officer and Chief Accounting Officer on March 5, 2004, within the last 90 days. Based on such evaluations, the Chief Executive Officer and Chief Accounting Officer have concluded that the disclosure controls and procedures are effective. There have been no significant changes in the Company's system of internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation by the Chief Executive Officer and Chief Accounting Officer.

PART III

Item 10. Directors and Executive Officers

There is incorporated in this Item 10, by reference, that portion of the Company's definitive proxy statement for the 2004 Annual Meeting of Stockholders, which appears therein under the captions "Item 1: Election of Directors," "Information Concerning Directors," and "Section 16(a) Beneficial Ownership Reporting Compliance." See also the information under the caption "Executive Officers of the Company" in Part I of this Report.

The Board of Directors has delegated certain responsibilities to three Committees of the Board. The Committees are the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. The Board of Directors has also adopted a Code of Business Conduct and Ethics for all employees including the Chief Executive Officer, Principal Financial Officer, Controller (principal accounting officer) and those individuals performing similar functions.

The Committee Charters and Code of Business Conduct and Ethics may be found on the Company's website (www.alamo-group.com) under the "Our Commitment" tab and are also available in print by sending your request to the Corporate Secretary, Alamo Group Inc., 1502 E. Walnut Street, Seguin, Texas, 78155, which is the principal executive office of the company. The telephone number is 830-379-1480. We will post any amendments to the Code of Business Conduct and Ethics, and any waivers that are required to be disclosed by the rules of either the SEC or the NYSE, on our website.

Item 11. Executive Compensation

There is incorporated in this Item 11, by reference, that portion of the Company's definitive proxy statement for the 2004 Annual Meeting of Stockholders, which appears under the caption "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

There is incorporated in this Item 12, by reference, that portion of the Company's definitive proxy statement for the 2004 Annual Meeting of Stockholders, which appears under the caption "Beneficial Owners of Common Stock."

Item 13. Certain Relationships and Related Transactions

There were no such reportable relationships or related transactions in the fiscal year ended December 31, 2003. During 1999, the Company approved a supplemental retirement benefit for Donald J. Douglass which is paid on a quarterly basis over a period of fourteen and one-half years that began in the year 2000. The balance at December 31, 2003 and 2002 were $584,000 and $618,000 and is included in the Accrued liabilities section of the Company's balance sheet.

Item 14. Principal Accountant Fees and Services

Information regarding principal accountant fees and services is set forth under the caption "Item 2. – Appointment of Auditors" in the Company's definitive proxy statement for the 2004 Annual Meeting of Stockholders and such information is incorporated by reference herein.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a)1. Financial Statements

The following consolidated financial statements of the Company are included following the Index to Consolidated Financial Statements on page F-1 of this Report.

(a)2. Financial Statement Schedules

All schedules have been omitted because they are not applicable or not required under the instructions or the information requested is set forth in the consolidated financial statements or related notes thereto.

(a)3. Exhibits

The following Exhibits are incorporated by reference to the filing indicated or are included following the Index to Exhibits.

INDEX TO EXHIBITS

Exhibits		Exhibit Title	Incorporated by Reference From the Following Documents
3.1	—	Certificate of Incorporation, as amended, of Alamo Group Inc.	Form S-1, February 5, 1993
3.2	—	By-Laws of Alamo Group Inc.	Form 10-K, March 29, 1996
*10.2	—	1993 Non-Qualified Stock Option Plan, adopted by the Board of Directors on February 2, 1993	Form S-1, February 5, 1993
*10.3	—	Alamo Group Inc. Executive Loan Program of 1991	Form S-1, March 18, 1993
*10.4	—	1994 Incentive Stock Option Plan, adopted by the Board of Directors on January 25, 1994	Form 10-K, March 28, 1994
10.8	—	Form of indemnification agreements with Directors of Alamo Group Inc.	Form 10-Q, May 15, 1997
10.9	—	Form of indemnification agreements with certain executive officers of Alamo Group Inc.	Form 10-Q, May 15, 1997
*10.12	—	Incentive Compensation Plan, adopted on December 9, 1997	Form 10-K, March 31, 1998
*10.13	—	401(k) Restoration Plan for Highly Compensated Employees, adopted on December 9, 1997	Form 10-K, March 31, 1998
*10.19	—	1999 Non-Qualified Stock Option Plan, adopted by the Board of Directors on July 7, 1999	Schedule 14A, July 30, 1999
*10.20	—	Amended and Restated 1994 Incentive Stock Option Plan adopted by the Board of Directors on July 7, 1999	Schedule 14A, July 30, 1999
*10.21	—	First Amended and Restated 1999 Non-Qualified Stock Option Plan, adopted by the Board of Directors on February 13, 2001	Schedule 14A, May 3, 2001
10.22	—	$70,000,000 Unsecured Revolving Credit Agreement among Alamo Group Inc., the Guarantors, and Bank of America, N.A., Chase Manhattan Bank, and Guaranty Bank dated August 31, 2001	Form 10-Q, September 30, 2001
10.23		First Loan Modification Agreement (to the $70,000,000 Unsecured Revolving Credit Agreement) dated September 26, 2002. Effective as of August 31, 2002.	Form 10-Q, September 30, 2002
10.24		Third Amendment of Revolving Credit Agreement dated and effective June 13, 2003.	From 10-Q, June 30, 2003
21.1	—	Subsidiaries of the Registrant	Filed Herewith
23.1	—	Consent of Ernst & Young LLP	Filed Herewith
31.1		Certification by Ronald A. Robinson under Section 302 of the Sarbanes-Oxley Act of 2002	Filed Herewith
31.2		Certification by Richard J. Wehrle under Section 302 of the Sarbanes-Oxley Act of 2002	Filed Herewith
32.1	—	Certification by Ronald A. Robinson under Section 906 of the Sarbanes-Oxley Act of 2002	Filed Herewith
32.2	—	Certification by Richard J. Wehrle under Section 906 of the Sarbanes-Oxley Act of 2002	Filed Herewith

* Compensatory Plan

(b) Reports on Form 8-K filed during the last quarter of 2003

Form 8-K dated November 7, 2003 – Press release announcing third quarter fiscal 2003 earnings.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMO GROUP INC.

Date: March 15, 2004

By: /s/ RONALD A. ROBINSON
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DONALD J. DOUGLASS Donald J. Douglass	Chairman of the Board and Director	March 15, 2004
/s RONALD A. ROBINSON Ronald A. Robinson	President, Chief Executive Officer and a Director (Principal Executive Officer, Principal Financial Officer)	March 15, 2004
/s/ RICHARD J. WEHRLE Richard J. Wehrle	Vice President and Corporate Controller (Principal Accounting Officer)	March 15, 2004
/s/ JERRY E. GOLDRESS Jerry E. Goldress	Director	March 15, 2004
/s/ DAVID H. MORRIS David H. Morris	Director	March 15, 2004
/s/ JAMES B. SKAGGS James B. Skaggs	Director	March 15, 2004
/s/ WILLIAM R. THOMAS William R. Thomas	Director	March 15, 2004

ALAMO GROUP INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Stockholders
Alamo Group Inc.

We have audited the accompanying consolidated balance sheets of Alamo Group Inc. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alamo Group Inc. and its subsidiaries at December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

ERNST & YOUNG LLP

San Antonio, Texas
March 1, 2004

Alamo Group Inc. and Subsidiaries
Consolidated Balance Sheets

(in thousands, except share amounts)		December 31, 2003		2002
ASSETS				
Current assets:				
Cash and cash equivalents	$	3,281	$	5,583
Accounts receivable		64,263		59,720
Inventories		63,579		63,512
Deferred income taxes		2,465		2,436
Prepaid expenses		2,086		1,593
Total current assets		135,674		132,844
Property, plant and equipment		82,218		75,160
Less: Accumulated depreciation		(49,991)		(43,431)
		32,227		31,729
Goodwill		21,677		19,873
Assets held for sale		1,048		1,430
Other assets		3,598		3,500
Total assets	$	194,224	$	189,376
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Trade accounts payable	$	18,098	$	15,216
Income taxes payable		1,724		79
Accrued liabilities		13,269		12,680
Current maturities of long-term debt		1,615		2,583
Total current liabilities		34,706		30,558
Long-term debt, net of current maturities		14,379		27,833
Deferred income taxes		1,072		507
Stockholders' equity:				
Common stock, $.10 par value, 20,000,000 shares authorized; 9,769,659 and 9,759,909 issued at December 31, 2003 and December 31, 2002, respectively		977		976
Additional paid-in capital		51,439		51,345
Treasury stock, at cost; 42,600 shares at December 31, 2003 and December 31, 2002.		(426)		(426)
Retained earnings		84,249		78,544
Accumulated other comprehensive income		7,828		39
Total stockholders' equity		144,067		130,478
Total liabilities and stockholders' equity	$	194,224	$	189,376

See accompanying notes.

Alamo Group Inc. and Subsidiaries
Consolidated Statements of Income

(in thousands, except per share amounts)	Year Ended December 31, 2003	2002	2001
Net sales:			
North American			
Agricultural	$ 108,075	$ 110,784	$ 97,978
Industrial	104,801	100,905	108,001
European	66,202	47,746	40,068
Total net sales	279,078	259,435	246,047
Cost of sales	219,316	205,891	186,518
Gross profit	59,762	53,544	59,529
Selling, general and administrative expense	45,775	42,112	40,173
Income from operations	13,987	11,432	19,356
Interest expense	(1,968)	(2,426)	(3,284)
Interest income	478	503	609
Other income (expense), net	475	265	(75)
Income before income taxes	12,972	9,774	16,606
Provision for income taxes	4,934	3,392	5,794
Net income	$ 8,038	$ 6,382	$ 10,812
Net income per common share:			
Basic	$ .83	$ .66	$ 1.11
Diluted	$ .82	$ .65	$ 1.11
Average common shares:			
Basic	9,721	9,713	9,706
Diluted	9,789	9,789	9,787

See accompanying notes.

Alamo Group Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

(in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stock-holders' Equity
Balance at December 31, 2000	9,704	$ 974	$ 50,969	$ (400)	$ 66,010	$ (3,014)	$ 114,539
Net income	—	—	—	—	10,812	—	10,812
Cumulative effect of a change in accounting for derivative financial instruments upon adoption of FAS 133, net of taxes $27	—	—	—	—	—	(50)	—
Net derivative loss, net of taxes $27	—	—	—	—	—	(49)	—
Reclassification adjustment for loss included in net income, net of taxes $41	—	—	—	—	—	76	—
						(23)	
Translation adjustment	—	—	—	—	—	(1,474)	(1,497)
Total comprehensive income	—	—	—	—	—	—	9,315
Purchase of treasury stock, at cost	(2)	—	—	(26)	—	—	(26)
Sale of common stock	9	1	313	—	—	—	314
Dividends paid ($.24 per share)	—	—	—	—	(2,329)	—	(2,329)
Balance at December 31, 2001	9,711	$ 975	$ 51,282	$ (426)	$ 74,493	$ (4,511)	$ 121,813
Net income	—	—	—	—	6,382	—	6,382
Net derivative gain, net of taxes $20	—	—	—	—	—	37	—
Reclassification adjustment for gain included in net income, net of taxes $12	—	—	—	—	—	23	—
						60	
Translation adjustment	—	—	—	—	—	4,490	4,550
Total comprehensive income		—	—	—	—	—	10,932
Sale of common stock	6	1	63		—	—	64
Dividends paid ($.24 per share)	—	—	—		(2,331)	—	(2,331)
Balance at December 31, 2002	9,717	$ 976	$ 51,345	$ (426)	$ 78,544	$ 39	$ 130,478
Net income	—	—	—	—	8,038	—	8,038
Net derivative gain, net of taxes $46	—	—	—	—	—	82	—
Reclassification adjustment for gain included in net income, net of taxes $20	—	—	—	—	—	(37)	—
						45	
Translation adjustment	—	—	—	—	—	7,744	7,789
Total comprehensive income		—	—	—	—	—	15,827
Sale of common stock	10	1	94		—	—	95
Dividends paid ($.24 per share)	—	—	—		(2,333)	—	(2,333)
Balance at December 31, 2003	9,727	$ 977	$ 51,439	$ (426)	$ 84,249	$ 7,828	$ 144,067

See accompanying notes.

Alamo Group Inc. and Subsidiaries
Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31, 2003	2002	2001
Operating Activities			
Net income	$ 8,038	$ 6,382	$ 10,812
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for doubtful accounts	303	637	372
Depreciation	5,642	5,368	4,416
Amortization	248	181	1,914
Provision for deferred income tax benefit	520	(48)	1,136
Gain on sale of equipment	(528)	(40)	(1,676)
Changes in operating assets and liabilities, net of effect of acquisitions:			
Accounts receivable	(2,400)	(1,177)	(4,241)
Inventories	2,988	9,039	(998)
Prepaid expenses and other	682	3,732	1,459
Trade accounts payable and accrued liabilities	1,238	3,710	(5,215)
Income taxes payable	1,497	(186)	251
Net cash provided by operating activities	18,228	27,598	8,230
Investing Activities			
Acquisitions, net of cash acquired	—	(9,408)	(7,880)
Purchase of property, plant and equipment	(4,966)	(5,479)	(7,074)
Proceeds from sale of property, plant and equipment	876	287	2,516
Purchase of long-term investment	—	201	—
Equity method investment	—	(779)	—
Net cash used by investing activities	(4,090)	(15,178)	(12,438)
Financing Activities			
Net change in bank revolving credit facility	(13,000)	(8,200)	6,400
Principal payments on long-term debt and capital leases	(1,428)	(871)	1,189
Dividends paid	(2,333)	(2,331)	(2,329)
Proceeds from sale of common stock	95	65	312
Cost of common stock repurchased	—	—	(26)
Net cash provided (used) by financing activities	(16,666)	(11,337)	5,546
Effect of exchange rate changes on cash	226	314	(81)
Net change in cash and cash equivalents	(2,302)	1,397	1,257
Cash and cash equivalents at beginning of the year	5,583	4,186	2,929
Cash and cash equivalents at end of the year	$ 3,281	$ 5,583	$ 4,186
Cash paid during the year for:			
Interest	$ 2,199	$ 2,033	$ 3,379
Income taxes	3,107	3,830	5,091

See accompanying notes.

1. SIGNIFICANT ACCOUNTING POLICIES

Description of the Business and Segments

The Company manufactures, distributes and services high quality equipment for right-of-way maintenance and agriculture. Our products include tractor-mounted mowing and other vegetation maintenance equipment, street sweepers, agricultural implements and related after market parts and services.

Effective January 1, 1998, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (Statement 131). Statement 131 superseded FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise. Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. The adoption of Statement 131 did not affect results of operations or financial position. The Company manages its business in three principal reporting segments; Agricultural, Industrial, and European. The adoption of Statement 131 requires segment reporting and certain geographic disclosures, which are included in Footnotes 13 and 14.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Alamo Group Inc. and its subsidiaries ("the Company"), all of which are wholly owned. Other investments are accounted for under the equity method or the cost method. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency

The Company translates the assets and liabilities of foreign-owned subsidiaries at rates in effect at the end of the year. Revenues and expenses are translated at average rates in effect during the reporting period. Translation adjustments are included in accumulated comprehensive income within the statement of stockholders' equity.

The Company enters into foreign currency forward contracts to hedge its exposure on material foreign currency transactions. The Company does not hold or issue financial instruments for trading purposes. Changes in the market value of the foreign currency instruments are recognized in the financial statements upon settlement of the hedged transaction. At December 31, 2003, the Company had $2,090,000 in outstanding forward exchange contracts related to sales and a foreign currency forward contract of $13,307,000 relating to a short-term inter-company cash transfer maturing in January 2004. The maximum exposure of the December 31, 2003 contracts that the Company expects to incur during the first quarter of 2004 is approximately a $82,000 gain. Foreign currency transaction gains or losses are included in Other income (expense), net. For 2003, 2002 and 2001, such transactions netted a gain of $370,000, a gain of $37,000, and a loss of $117,000, respectively.

Cash Equivalents

Cash equivalents are highly liquid investments with a maturity date no longer than 90 days.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The credit risk is limited because of the large numbers and types of customers and their geographic dispersion.

Inventories

Inventories of U.S. operating subsidiaries are principally stated at the lower of cost (last-in, first-out method) ("LIFO") or market, and the Company's international subsidiaries' inventories are stated at the lower of cost (first-in, first-out) ("FIFO") or market.

Property, Plant and Equipment

Property, plant, and equipment are stated on the basis of cost. Major renewals and betterments are charged to the property accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed currently. Depreciation is provided at amounts calculated to amortize the cost of the assets over their estimated useful economic lives using the straight-line method.

Goodwill

Goodwill is related to purchase acquisitions and, with minor exceptions, was being amortized over fifteen years from respective acquisition dates. Goodwill is shown net of amortization of $8,876,000 and $8,724,000 for the years ended December 31, 2003 and 2002, respectively. The difference in the accumulated amortization between 2003 and 2002 is the translation adjustment relating to goodwill in the Company's foreign operations. In June 2001, the Financial Accounting Standards Board issued Statement 142, "Goodwill and Other Intangible Assets" (FAS 142).

Upon adoption of FAS 142, amortization of existing goodwill ceased and the remaining book value is tested for impairment at least annually at the reporting unit level using a detailed impairment test. Provisions of FAS 142 states that any impairment loss identified upon adoption of this standard is recognized as a cumulative effect of a change in accounting principle. Any impairment loss recognized from FAS 142 is recorded as a charge to current period earnings.

On January 1, 2002, the Company adopted statement FAS 142 and established its annual review for impairment as of December 31. Based on the analysis completed, at December 31, 2003, the Company's review indicated no impairment of Goodwill and Other Intangible Assets and no write-off was required. The Company will review for impairment on an annual basis or more frequently if deemed necessary. At December 31, 2003 the net book value of goodwill was $21,677,000 and at December 31, 2002, the net book value was $19,873,000. The increase was all due to changes in currency exchange rates.

The following table shows the effect of the adoption of FAS 142 on the Company's net income as of December 31, 2003, 2002 and 2001 as if the adoption had occurred on January 1, 2000:

		Actual		Actual		Pro-forma
				December 31,		
(in thousands, except earnings per share)		2003		2002		2001
Net income – as reported	$	8,038	$	6,382	$	10,812
Amortization (net of tax)		—		—		1,129
Adjusted Net Income	$	8,038	$	6,382	$	11,941
Basic Earnings per share – as reported	$	0.83	$	0.66	$	1.11
Amortization (net of tax)		—		—		0.12
Adjusted Basic Earnings per share	$	0.83	$	0.66	$	1.23
Diluted Earnings per share – as reported	$	0.82	$	0.65	$	1.11
Amortization (net of tax)		—		—		0.12
Adjusted Diluted Earnings per share	$	0.82	$	0.65	$	1.23

Long-Term Investments

At December 31, 2003 and 2002, the Company had $1,799,000 invested in a Small Business Investment Company which is carried at cost in Other assets. The Company received a payment of $201,000 during the second quarter of 2002 which was treated as a return of capital. Due to inherent risk factors in such investments, the ultimate realization of these amounts, included in Other assets in the accompanying financial statements, is not determinable at this date.

Patents and Trademarks

The Company owns various U.S. and international patents which had a net book value of $887,000 as of December 31, 2003 and $949,000 as of December 31, 2002. It expensed approximately $62,000 in 2003, $93,000 in 2002, and $99,000 in 2001 as amortization against these patents. While the Company considers its patents to be advantageous to its business, it is not dependent on any single patent or group of patents.

Related Party Transactions

There were no such reportable relationships or related transactions in the fiscal year ended December 31, 2003. Notes Receivable from a retired officer of the Company was zero for the years ended December 31, 2003 and 2002. Notes Receivable from Mr. Douglass, Chairman of the Board, were prepaid in their entirety during 2002. During 1999, the Company approved a supplemental retirement benefit for Donald J. Douglass which is paid on a quarterly basis over a period of fourteen and one-half years that began in the year 2000. The balances at December 31, 2003 and 2002 were $584,000 and $618,000 and are included in the Accrued liabilities section of the Company's balance sheet.

Revenue Recognition

The Company recognizes revenue when each of the following four criteria are met: 1) a contract or sales arrangement exists; 2) products have been shipped per agreed terms and title has been transferred or services have been rendered; 3) the price of the products or services is fixed or determinable; and 4) collectibility is reasonably assured. Pre-season sales orders are solicited in the fall in advance of the dealer's sales season in the spring and summer. Pre-season sales orders are shipped beginning in the fall and continuing through the spring and represent an opportunity for the Company's factories to level their production/shipping volumes through the winter months. These pre-season shipments carry descending discounts in conjunction with delayed payment terms of up to six months from the dealer's requested delivery date. Revenue from sales is recorded net of a provision for discounts that are anticipated to be earned and deducted at time of payment by the customer. These approximated discounts represent an average of historical amounts taken and are adjusted as program terms are changed. The reserves for discounts are reviewed and adjusted quarterly.

Accounting for Internal Use Software

The American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1) in March 1998. SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and identifies characteristics of internal-use software. The Company's accounting policy with respect to accounting for computer software developed or obtained for internal use is consistent with SOP 98-1. The Company has purchased and capitalized approximately $1,694,000 net of depreciation at December 31, 2003 and approximately $1,959,000 net of depreciation at December 31, 2002. The internal use software is amortized for financial reporting purposes using the straight-line method over the estimated life of seven years.

Shipping and Handling Costs

In September 2000, the Emerging Issues Task Force issued EITF 00-10, which requires disclosure of shipping and handling costs that are not included in costs of goods sold. The Company's policy is to include shipping and handling costs in costs of goods sold.

Advertising

We charge advertising costs to expense as incurred. Advertising and marketing expense related to operations for fiscal years 2003, 2002 and 2001 was approximately $2,162,000, $3,015,000 and $2,301,000, respectively. Advertising and marketing expense is included in Selling, general and administrative expense ("SG&A").

Research and Development

Product development and engineering costs charged to Selling, general and administrative expense amounted to $2,953,000, $2,612,000, and $2,405,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Federal Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial reporting basis and tax basis of assets and liabilities and are measured using presently enacted tax rates and laws.

Reclassification

Certain prior year balances have been reclassified in order to conform with the current financial statement presentation.

Stock-Based Compensation

Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), *Accounting for Stock Based Compensation,* and elected to continue to use the intrinsic value method in accounting for its stock option plans. Accordingly, no compensation cost has been recognized in the financial statements for these plans. Had compensation costs for the Company's stock based employee compensation plans been determined based upon a fair value method consistent with SFAS 123, the Company's net income and earnings per share would have been decreased to the pro forma amounts indicated below.

(In thousands, except per share amounts)		December 31, 2003		2002		2001
Net income as reported	$	8,038	$	6,382	$	10,812
Fair Value of Compensation cost (tax affected)		(301)		(172)		(157)
Pro forma Net Income		7,737		6,210		10,655
Earnings per share (diluted)						
As reported	$	0.82	$	0.65	$	1.11
Fair Value of Compensation Cost		(0.03)		(0.02)		(0.02)
Pro forma earnings per share	$	0.79	$	0.63	$	1.09

The Company calculated the fair value for these options using a Black-Scholes option pricing model with the following weight average assumptions for 2003, 2002, and 2001:

	December 31, 2003	2002	2001
Risk-free interest rate	4.0%	6.0%	6.0%
Dividend Yield	0.0-3.8%	0.0-3.8%	0.0-3.8%
Volatility Factors	24-68%	24-68%	24-68%
Weighted Average Expected Life	4 years	3.3 years	4.0 years

2. EARNINGS PER SHARE

The following table sets forth the reconciliation from basic to diluted average common shares and the calculations of net income per common share. Net income for basic and diluted calculations does not differ.

(In thousands, except per share amounts)		2003		2002		2001
Net income	$	8,038	$	6,382	$	10,812
Average common shares:						
BASIC (weighted-average outstanding shares)		9,721		9,713		9,706
Dilutive potential common shares from stock options and warrants		68		76		81
DILUTED (weighted-average outstanding shares)		9,789		9,789		9,787
Basic earnings per share	$	0.83	$	0.66	$	1.11
Diluted earnings per share	$	0.82	$	0.65	$	1.11

Stock options totaling 48,610 shares in 2003 and 24,092 shares in 2002 were not included in the average diluted earnings per share calculation as the exercise price was above the market price at certain times during 2003 and 2002, which made them antidilutive.

3. TERMINATION OF OPERATIONS

On November 30, 2001, the Company completed the closing of its manufacturing facilities (agricultural segment) in Guymon and Wakita, Oklahoma. The inventory and some of the assets were relocated to its Indianola, Iowa location. The remaining machinery and equipment as well as the land and building are currently assets held for sale at their net book value of $1,048,000. The value was reduced by $200,000 during 2003 and expensed in Other Income (Expense) due to impairment concerns about the book value of the machinery and equipment based on the Company's analysis of the market for this type of equipment. On February 27, 2001, the Company sold its trucking operations and on December 31, 2001, sold its related land and building in Seguin, Texas. The Company closed one of its warehouses located in Seguin, Texas during the third quarter of 2002. Also in the third quarter of 2002 the Company consolidated its *Valu-Bilt* Operations in Des Moines, Iowa, into its *Herschel* facility in Indianola, Iowa.

4. VALUATION AND QUALIFYING ACCOUNTS

Valuation and qualifying accounts included the following:

(in thousands)	Balance Beginning of Year	Net Charged to Costs and Expenses	Translations, Reclassifications and Acquisitions	Net Write-Offs or Discounts Taken	Balance End of Year
2003					
Allowance for doubtful accounts	$ 1,733	$ 431	$ 118	$ (574)	$ 1,708
Reserve for sales discounts	5,414	16,279	(90)	(16,663)	4,940
Reserve for inventory obsolescence	4,454	68	475	(384)	4,613
2002					
Allowance for doubtful accounts	$ 1,266	$ 683	$ 75	$ (291)	$ 1,733
Reserve for sales discounts	4,549	15,512	10	(14,657)	5,414
Reserve for inventory obsolescence	3,857	430	547	(380)	4,454
2001					
Allowance for doubtful accounts	$ 1,322	$ 361	$ 27	$ (443)	$ 1,266
Reserve for sales discounts	4,105	14,802	(3)	(14,355)	4,549
Reserve for inventory obsolescence	4,201	421	452	(1,217)	3,857

Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where it is aware of a specific customer's inability to meet its financial obligations, it records a specific reserve to reduce the amounts recorded to what it believes will be collected. For all other customers, it recognizes reserves for bad debt based on historical experience of bad debts as a percent of revenues for each business unit, adjusted for relative improvements or deteriorations in the agings and changes in current economic conditions.

The Company evaluates all aged receivables that are over 60 days old and will reserve specifically on a 90-day basis. The Company has a secured interest on most of its wholegoods each customer purchases. This allows the Company, in times of a difficult economy when the customer is unable to pay or has filed for bankruptcy (usually Chapter 11), to repossess the customer's inventory. This allows Alamo Group to maintain only a reserve over its cost which usually represents the margin on the original sales price.

The bad debt reserve balance was $1,708,000 at December 31, 2003, and $1,733,000 at December 31, 2002.

Sales Discounts

At December 31, 2003, the Company had $4,940,000 in reserves for sales discounts compared to $5,414,000 at December 31, 2002, on product shipped to our customers under various promotional programs. The decrease was primarily from lower discounts given on the Company's *Rhino* and *M&W* products during the pre-season, which runs from September to December of each year. The Company reviews the reserve quarterly based on analysis made on each program outstanding at the time.

The Company bases its reserves on historical data relating to discounts taken by the customer under each program. 85% to 95% of the Company's customers, who qualify for each program, actually take the discount that is available.

Inventories – Obsolescence and Slow Moving

The Company had $4,613,000 at December 31, 2003 and $4,454,000 at December 31, 2002 in reserve to cover obsolescence and slow moving inventory. The increase was mainly due to exchange rate fluctuations. The obsolescence and slow moving policy states that the reserve is to be calculated on a basis of: 1) Inventory with a quantity on hand and no usage over a three year period is deemed obsolete and reserved at 100 percent and 2) slow moving inventory with little usage requires a 100 percent reserve on items that have a quantity greater than a three year supply. There may be exceptions to the obsolete and slow moving classifications if approved by an officer of the Company based on specific identification of an item or items that is deemed to be either included or excluded from this classification.

The reserve is reviewed and if necessary, adjustments made, on a quarterly basis. The Company relies on historical information to support its reserve. Once the inventory is written down, the Company does not adjust the reserve balance until the inventory is sold.

5. INVENTORIES

Inventories valued at LIFO cost represented 57% and 59% of total inventory for the years ended December 31, 2003 and 2002, respectively. The excess of current costs over LIFO-valued inventories was $4,853,000 and $4,381,000 at December 31, 2003 and December 31, 2002, respectively. On the 2003 and 2002 Income Statements, the impact was $472,000 of expense and $374,000 of income, respectively. Inventories consisted of the following on a basis net of reserves:

	December 31,			
(in thousands)		2003		2002
Finished wholegoods and parts	$	51,757	$	52,742
Work in process		5,189		4,950
Raw materials		6,633		5,820
	$	63,579	$	63,512

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,				
(in thousands)		2003		2002	Useful Lives
Land	$	5,414	$	4,587	
Buildings and improvements		27,570		23,174	15-25 yrs.
Machinery and equipment		34,330		34,134	5 yrs.
Office furniture and equipment		8,835		7,438	5 yrs.
Computer Software		2,422		2,348	7 yrs.
Transportation equipment		3,647		3,479	3-5 yrs.
		82,218		75,160	
Accumulated depreciation		(49,991)		(43,431)	
	$	32,227	$	31,729	

Property, plant and equipment at December 31, 2003 and December 31, 2002, include $2,058,000 and $2,276,000, respectively, for buildings, machinery and equipment held under capitalized leases. Accumulated depreciation at December 31, 2003 and 2002 were $1,050,000 and $816,000 respectively.

7. ACCRUED LIABILITIES

Accrued liabilities consist of the following balances:

	December 31,			
(in thousands)		2003		2002
Salaries, wages and bonuses	$	4,690	$	3,411
Warranty		3,093		2,899
State taxes		1,828		1,069
Pensions		1,220		971
Accrued interest		75		313
Other		2,363		4,017
	$	13,269	$	12,680

8. LONG-TERM DEBT

The components of long-term debt are as follows:

	December 31,			
(in thousands)		2003		2002
Bank revolving credit facility	$	14,000	$	27,000
Capital lease obligations		562		1,164
Other notes payable		1,432		2,252
Total long-term debt		15,994		30,416
Less current maturities		1,615		2,583
	$	14,379	$	27,833

The Company entered into a $70,000,000 contractually committed, unsecured, long-term bank revolving credit facility on August 31, 2001, under which the Company could borrow and repay until September 30, 2003, with interest at variable rate options based upon Prime or Libor rates, with such rates either floating on a daily basis or fixed for periods up to 180 days. Proceeds may be used for general corporate purposes or, subject to certain limitations, acquisition activities. The loan agreement contains the following financial covenants, Minimum Fixed Charge Coverage Ratio, Minimum Consolidated Tangible Net Worth, Consolidated Funded Debt to EBITDA Ratio, and Minimum Asset Coverage Ratio, and limitations on dividends, indebtedness, liens and investments. For more information the unsecured Revolving Credit Agreement was filed on September 30, 2001 on Form 10-Q as shown in the Exhibits to this filing. On September 26, 2002 but effective August 31, 2002, the Company and its lenders agreed to extend the final maturity of its long-term revolving credit facility to August 31, 2004. As of December 31, 2003, there was $14,000,000 borrowed under the revolving credit facility. At December 31, 2003, $2,880,000 of the revolver capacity was committed to irrevocable standby letters of credit issued in the ordinary course of business as required by vendor's contracts. There are three smaller additional lines of credit, one for the Company's European operation in the amount of 4,000,000 British pounds, one for our Canadian operation in the amount of 3,000,000 Canadian dollars, and one for our Australia operation in the amount of 1,300,000 Australian dollars. The Australian facility is secured by a letter of credit issued by the Company. As of December 31, 2003 there were no British pounds borrowed against the European line of credit, 720,000 Canadian dollars against the Canadian line of credit and 500,000 Australian dollars outstanding under its facility. The Canadian revolving credit facility is guaranteed by the Company. The Company's borrowing levels for working capital are seasonal with the greatest utilization generally occurring in the first quarter and early spring.

At March 31, 2003, the Company was in technical default with one of its financial covenants under its $70,000,000 Revolving Credit Agreement. The Company fell short in meeting its first quarter 2003 operating leverage ratio (as defined by the Agreement) which was based on total funded debt to operating cash flow or Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). Effective May 1, 2003, the Company obtained a waiver for the first quarter of 2003 through June 15, 2003. Effective June

13, 2003, the Company and its lenders entered into an amendment to the Revolving Credit Agreement. The principal changes were an increase in operating leverage ratio from 2.5 to 1 to 3.0 to 1 and extending the final maturity one year to August 31, 2005. The amendment in its entirety was filed, as an exhibit to the Company's 10-Q for the quarter ending June 30, 2003. As of December 31, 2003, the Company is in compliance with the terms and conditions of its credit facilities.

The aggregate maturities of long-term debt, as of December 31, 2003, are as follows: $1,615,000 in 2004, $14,326,000 in 2005, $29,000 in 2006, zero in 2007 and zero in 2008 and $24,000 thereafter.

The fair value of the Company's debt is based on secondary market indicators. Since the Company's debt is not quoted, estimates are based on each obligation's characteristics, including remaining maturities, interest rate, credit rating, collateral, amortization schedule and liquidity. The carry amount approximates fair value.

9. INCOME TAXES

U.S. and non-U.S. income before income taxes is as follows:

	December 31,		
(in thousands)	2003	2002	2001
Income before income taxes:			
North American – U.S.	$ 4,961	$ 2,538	$ 11,473
International	8,011	7,236	5,133
	$ 12,972	$ 9,774	$ 16,606

The provision for income taxes consists of:

	December 31,		
(in thousands)	2003	2002	2001
Current:			
Federal	$ 1,412	$ 820	$ 2,848
Foreign	2,731	2,472	1,654
State	255	155	274
	4,398	3,447	4,776
Deferred:			
Federal	486	12	992
Foreign	50	(67)	26
	536	(55)	1,018
Total income taxes	$ 4,934	$ 3,392	$ 5,794

Reconciliation of the statutory U.S. federal rate to actual tax rate is as follows:

	December 31,		
(in thousands)	2003	2002	2001
Statutory U.S. federal tax at 34%	$ 4,410	$ 3,323	$ 5,646
Increase (reduction) from:			
Non-U.S. taxes	57	(55)	(65)
U.S. State taxes	168	102	180
Other	299	22	33
Provision for income taxes	$ 4,934	$ 3,392	$ 5,794
Actual tax rate	38%	35%	35%

At December 31, 2003, the Company had unremitted earnings of international subsidiaries of $37,148,000. These earnings, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or can be remitted without substantial additional tax. Accordingly, no provision has been made for taxes that might be payable upon remittance of such earnings nor is it practical to determine the amount of this liability.

The components of deferred tax assets and liabilities included in the balance sheets are as follows:

	December 31,	
(in thousands)	2003	2002
Current:		
Deferred tax assets:		
Inventory	$ 1,084	$ 1,215
Accounts receivable	1,516	1,691
Insurance	225	315
Other	1,139	948
	3,964	4,169
Deferred tax liabilities	$ (1,499)	$ (1,733)
Net current deferred tax asset	$ 2,465	$ 2,436
Non-Current:		
Deferred tax assets:		
Depreciation	$ 183	$ 219
Deferred compensation	275	323
Other	1,285	1,304
	1,743	1,846
Deferred tax liabilities:		
Difference between book and tax basis	2,815	2,353
Net non-current tax (liability)	$ (1,072)	$ (507)

Net current deferred tax assets were $2,465,000 in 2003 and $2,436,000 in 2002. Net non-current deferred tax liabilities were $1,072,000 in 2003 and $507,000 in 2002.

10. COMMON STOCK

The Company was authorized by its Board of Directors in 1997 to repurchase up to 1,000,000 shares of the Company's common stock to be funded through working capital and credit facility borrowings. No shares were repurchased in 2002 or 2003. The authorization to repurchase shares remains available.

Subsequent to December 31, 2003, the Company declared and paid a dividend of $.06 per share.

11. STOCK OPTIONS

Incentive Options

On April 28, 1994, the stockholders approved the 1994 Incentive Stock Option Plan ("1994 ISO Plan") for key employees. Each option becomes vested and exercisable for up to 20% of the total optioned shares each year after grant. Under the terms of this plan, the exercise price of the shares subject to each option granted would not be less than the fair market value of the common stock at the date the option is granted.

On August 31, 1999, the stockholders of the Company approved amending the 1994 ISO Plan. The amendment was filed on Schedule 14A, dated July 30, 1999. During the period ended December 31,

2003, options to purchase 72,000 shares had been granted. At December 31, 2003, the Company had reserved 96,200 shares of common stock for these options.

On February 12, 2003, the Board of Directors approved an administrative amendment to the ("1994 ISO Plan"). The amendment eliminates the mandatory minimum annual purchase requirement and eliminates the one month window to purchase vested options for any new option grants after February 12, 2003.

Following is a summary of activity in the Incentive Stock Option Plan for the periods indicated:

	December 31,		
	2003	2002	2001
Options outstanding at beginning of year	96,600	86,600	92,550
Granted	72,000	21,000	16,000
Exercised	(9,750)	(6,000)	(9,150)
Cancelled	(12,000)	(5,000)	(12,800)
Options outstanding at end of year	146,850	96,600	86,600
Options exercisable at end of year	45,250	34,000	20,800
Options available for grant at end of year	96,200	156,200	172,200

Per share option prices, for options outstanding at December 31, 2003, ranged from $8.9375 to $14.63.

Non-qualified Options

On February 2, 1993, the Company granted non-qualified options for 200,000 shares of common stock to key employees of the Company at $11.50 per share. Each option became vested and exercisable for up to 20% of the total optioned shares after one year following the grant of the option and for an additional 20% of the total optioned shares after each succeeding year until the option is fully exercisable at the end of the fifth year. During 2003, 2002 and 2001, no shares were exercised, and the remaining 20,000 options remain outstanding unexercised and expired on January 30, 2003.

On July 7, 1999, the Company granted 200,000 shares of the Company's Common Stock from the 1999 Non-Qualified Stock Option Plan to Mr. Robinson, CEO and President at an exercised price of $8.9375 per share being the closing price of the Company's Common Stock on the grant date. Each option becomes vested and exercisable for up to 20% of the total optioned shares after one year following the grant of the option and for an additional 20% of the total optioned shares after each succeeding year until the option is fully exercisable. During 2003, 2002 and 2001, no shares were exercised.

On May 3, 2001, the Stockholders of the Company approved the First Amended and Restated 1999 Non-Qualified Stock Option Plan ("FAR 1999 NQSO Plan") to add non-employee directors as eligible persons to receive grants of stock options. The Company then granted an option to purchase 5,000 shares each of the Company's Common Stock to Messrs. Goldress, Morris, Skaggs, and Thomas, respectively, at an exercise price of $13.96 per share being the closing price of the Company's Common Stock on the grant date. Each option becomes vested and exercisable for up to 20% of the total optioned shares after one year following the grant of the option and for an additional 20% of the total optioned shares after each succeeding year until the option is fully exercisable. During 2002, 500 shares were exercised. No shares were exercised in 2003.

On May 12, 2003 the Company granted an additional option under the FAR 1999 NQSO Plan to purchase 5,000 each shares of the Company's Common Stock to Messrs. Goldress, Morris, Skaggs and Thomas, respectively, and 50,000 shares to Mr. Robinson at an exercise price of $12.10 per share, being the closing price of the Company's Common Stock on the grant date. Each option becomes vested and exercisable for up to 20% of the total optioned shares after one year following the grant of the option and for an additional 20% of the total optioned shares after each succeeding year until the option is fully exercisable.

Following is a summary of activity in the non-qualified option plans for the periods indicated:

	December 31,		
	2003	2002	2001
Options outstanding at beginning of year	239,500	240,000	220,000
Granted	70,000	—	25,000
Exercised		(500)	—
Cancelled	(20,000)	—	(5,000)
Options outstanding at end of year	289,500	239,500	240,000
Options exercisable at end of year	167,500	143,500	100,000
Options available for grant at end of year	130,000	180,000	180,000

Per share option prices, for options outstanding at December 31, 2003, ranged from $8.9375 to $13.96.

12. RETIREMENT BENEFIT PLANS

The Company provides a defined contribution 401(k) retirement and savings plan for eligible U.S. employees. Company matching contributions are based on a percentage of employee contributions. Company contributions to the plan during 2003, 2002 and 2001 were $814,000, $779,000, and $643,000, respectively. A U.S. subsidiary of the Company has an Hourly Employee Pension Plan of Trust covering collective bargaining. The Company contributed $42,000 for the Plan year ending December 31, 2003.

Four of the Company's international subsidiaries also participate in a defined contribution and savings plan covering eligible employees. The Company's international subsidiaries contribute between 3% and 7.5% of the participant's salary up to a specific limit. Contributions were $408,000 in 2003, $344,000 in 2002, and $350,000 in 2001.

13. SEGMENT REPORTING

At December 31, 2003, the following audited financial information is segmented:

(in thousands)	December 31,		
	2003	2002	2001
Net Revenue			
Agricultural	$ 108,075	$ 110,784	$ 97,978
Industrial	104,801	100,905	108,001
European	66,202	47,746	40,068
Consolidated	$ 279,078	$ 259,435	$ 246,047
Operating Income			
Agricultural	$ 3,658	$ 2,361	$ 7,259
Industrial	4,428	3,899	8,374
European	5,901	5,172	3,723
Consolidated	$ 13,987	$ 11,432	$ 19,356
Total Identifiable Assets			
Agricultural	$ 83,242	$ 78,625	$ 82,219
Industrial	60,953	57,961	63,835
European	50,029	52,790	39,867
Consolidated	$ 194,224	$ 189,376	$ 185,921

14. INTERNATIONAL OPERATIONS AND GEOGRAPHIC INFORMATION

Following is selected financial information on the Company's international operations:

	December 31,		
(in thousands)	2003	2002	2001
Net sales	$ 86,725	$ 65,111	$ 57,627
Income from operations	7,942	7,380	5,778
Income before income taxes and allocated interest expense	8,159	7,236	5,133
Identifiable assets	$ 80,618	$ 66,533	$ 52,134

Following is other selected geographic financial information on the Company's operations:

	December 31,		
(in thousands)	2003	2002	2001
Geographic net sales:			
United States	$ 197,366	$ 201,367	$ 195,215
United Kingdom	24,884	18,863	16,679
France	34,882	21,260	17,316
Canada	7,174	5,827	6,502
Australia	8,026	5,561	4,080
Other	6,746	6,557	6,256
Total net sales	$ 279,078	$ 259,435	$ 246,047
Geographic location of long lived assets:			
United States	$ 32,035	$ 33,755	$ 35,165
United Kingdom	11,779	10,666	9,740
France	6,427	5,250	2,661
Canada	7,780	6,360	5,862
Australia	188	199	278
Total long lived assets	$ 58,209	$ 56,230	$ 53,706

Net sales are attributed to countries based on the location of customers.

15. COMPREHENSIVE INCOME

As of January 1, 1998, the Company adopted Statement 130, *Reporting Comprehensive Income*. The adoption of this Statement has no impact on the net income or stockholders' equity. Statement 130 requires unrealized gains or losses on the Company's available-for-sale securities and foreign currency translation adjustments, which prior to adoption were reported in stockholders' equity, to be included, along with net income, in Comprehensive income.

For 2003, 2002 and 2001 the Company's Comprehensive Income was $15,827,000, $10,932,000, and $9,315,000, respectively.

The components of Accumulated Other Comprehensive Income are as follows:

	December 31,		
(in thousands)	2003	2002	2001
Foreign currency translation adjustments	$ 7,746	$ (21)	$ (4,488)
Net derivative gain (loss), net of taxes	82	60	(23)
Total accumulated other comprehensive income	$ 7,828	$ 39	$ (4,511)

16. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space and transportation equipment under various operating leases, which generally are expected to be renewed or replaced by other leases. The Company has certain capitalized leases consisting principally of leases of buildings. At December 31, 2003, future minimum lease payments under these noncancelable leases and the present value of the net minimum lease payments for the capitalized leases are:

(in thousands)	Operating Leases	Capitalized Leases
2004	$ 1,592	$ 346
2005	829	294
2006	197	—
2007	35	—
2008	17	—
Thereafter	2	—
Total minimum lease payments	$ 2,672	$ 640
Less amount representing interest		78
Present value of net minimum lease payments		562
Less current portion		288
Long-term portion		$ 274

Rental expense for operating leases was $1,687,000 for 2003, $1,583,000 for 2002 and $1,687,000 for 2001.

Other

The Company is subject to various unresolved legal actions that arise in the ordinary course of its business. The most prevalent of such actions relates to product liability, which is generally covered by insurance. While amounts claimed might be substantial and the ultimate liability with respect to such litigation cannot be determined at this time, the Company believes that the ultimate outcome of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company is subject to numerous environmental laws and regulations concerning air emissions, discharges into waterways and the generation, handling, storage, transportation, treatment and disposal of waste materials. The Company's policy is to comply with all applicable environmental, health and safety laws and regulations, and the Company believes it is currently in material compliance with all such applicable laws and regulations. These laws and regulations are constantly changing, and it is impossible to predict with accuracy the effect that changes to such laws and regulations may have on the Company in the future. Like other industrial concerns, the Company's manufacturing operations entail the risk of noncompliance, and there can be no assurance that the Company will not incur material costs or other liabilities as a result thereof. The Company knows that the Indianola, Iowa property on which its *Herschel* facility operates is contaminated with chromium. The contamination likely resulted from chrome-plating operations which were discontinued several years before the Company purchased the property. The Company has been working with an environmental consultant and the state of Iowa to develop and implement a plan to remediate the contamination. All remediation costs through June of 2002 were paid by the previous owner of the property pursuant to the agreement by which the Company purchased the property. The successor to the previous owner is in Chapter 11 Bankruptcy proceedings and the Company filed a claim with the United States Bankruptcy Court for the Western District of Michigan. During the second quarter of 2002, the Company settled all outstanding claims including the environmental claim with the successor and applied approximately $100,000 of the overall settlement towards the environmental reserve. The balance in the environmental liability reserve at December 31, 2003 was $155,000. The amount of potential liability has been estimated by an independent environmental engineering company to be between $100,000 and $250,000.

The Company is subject to various other federal, state, and local laws affecting its business, as well as a variety of regulations relating to such matters as working conditions, equal employment opportunities and product safety. A variety of state laws regulate the Company's contractual relationships with its dealers, some of which impose restrictive standards on the relationship between the Company and its dealers, including events of default, grounds for termination, non-renewal of dealer contracts and equipment repurchase requirements. The Company believes it is currently in material compliance with all such applicable laws and regulations.

The Company had an executive loan program pursuant to which the Company made loans to certain officers and employees of the Company to purchase stock of the Company. The loans were subject to approval by the Compensation Committee of the Board of Directors. All loans are secured by a pledge of the shares being purchased. Each loan bears interest at prime and is payable annually. The executive loan program has been terminated and beginning March 2001, each employee must make annual principal payments equal to 10% of the amount loaned to the employee. As of December 31, 2003, and 2002, $30,000 and $31,000, respectively, were outstanding under the program and are included in additional paid-in capital. The executive loan program has expired.

17. QUARTERLY FINANCIAL DATA (Unaudited)

Summarized quarterly financial data for 2003 and 2002 is presented below. Seasonal influences affect the Company's sales and profits with peak business occurring in May through August. (In thousands, except per share amounts):

	2003				2002			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Sales	$ 67,371	$ 73,536	$ 70,723	$ 67,448	$ 64,777	$ 69,520	$ 65,213	$ 59,925
Gross profit	12,388	16,844	16,490	14,040	14,361	15,415	14,130	9,638
Net income (loss)	665	3,268	2,632	1,473	2,509	2,725	1,670	(522)
Earnings per share								
Diluted	$ 0.07	$ 0.33	$ 0.27	$ 0.15	$ 0.26	$ 0.28	$ 0.17	$ (0.05)
Average shares								
Diluted	9,764	9,767	9,800	9,822	9,793	9,809	9,787	9,717
Dividends per share	$ 0.06	$ 0.06	$ 0.06	$ 0.06	$ 0.06	$ 0.06	$ 0.06	$ 0.06
Market price of common stock								
High	$ 12.47	$ 12.25	$ 14.92	$ 15.81	$ 16.50	$ 17.15	$ 16.40	$ 12.75
Low	$ 11.25	$ 11.40	$ 12.06	$ 14.20	$ 13.50	$ 15.00	$ 12.30	$ 11.25

18. ACQUISITIONS AND INVESTMENTS

During 2002 the Company made the following acquisition:

- On April 5, 2002, the Company purchased inventory, fixed assets and certain other assets of Valu-Bilt Tractor Parts ("*Valu-Bilt* ") for approximately $6,900,000. *Valu-Bilt* was located in Des Moines, Iowa, a subsidiary of Quality Stores, Inc. which was in Chapter 11 Bankruptcy. There was no goodwill paid. *Valu-Bilt* is a distributor of new, used and rebuilt tractor parts and other agricultural parts directly to customers through its catalog offering and on a wholesale basis to dealers.
- On November 14, 2002, the Company through its wholly owned subsidiary, Alamo Group (EUR) Ltd., purchased substantially all of the assets of Faucheux Industries SA, ("*Faucheux*") a leading French manufacturer of front-end loaders and attachments for approximately $2,639,000 which included $500,000 in goodwill. The Company acquired *Faucheux* out of administration which is a form of bankruptcy in France similar to Chapter 11 bankruptcy in the U.S.

The pro forma statement of the Company assuming the transactions were completed at January 1, 2002 is listed in the following table:

(in thousands except for per share)		December 31, 2002
Net Sales	$	289,305
Net Income	$	7,424
Diluted Earnings per Share	$	0.76

The following table summarizes the estimated fair value of the Company's assets acquired and liabilities assumed at the date of merger:

(in thousands)		December 31, 2002
Current assets	$	11,169
Property, plant and equipment		2,345
Intangible assets		697
Other assets		40
Total assets acquired	$	14,251
Current liabilities		4,518
Long-term debt		-
Deferred income taxes		-
Other long-term liabilities		-
Total liabilities assumed	$	4,518
Net assets acquired	$	9,733

19. SUBSEQUENT EVENTS

On February 6, 2004, the Company announced it has entered into an agreement to acquire Rousseau Holding, S.A., a leading French manufacturer of right of way mowing and other vegetation maintenance equipment, parts and service. The Company anticipates that the transaction will close in March, subject to customary closing conditions and review by French anti-trust authorities.

Rousseau is located near Lyon, France and was founded in 1962. During 2003, Rousseau had annual revenue of approximately €16 million (approx. $19 million) with 135 employees. Historically the majority of their sales have been in France.

Exhibit 21.1

SUBSIDIARIES OF ALAMO GROUP INC.

NAME JURISDICTION OF INCORPORATION

Alamo Group (USA) Inc. (1)	Delaware
Alamo Group (EUR) Limited (1)	United Kingdom
Alamo Capital Inc. (1)	Nevada
Alamo Group International, Inc. (1)	U. S. Virgin Islands
Herschel-Adams Inc. (1)	Nevada
Alamo Group (Canada) Inc. (1)	New Brunswick
Alamo Financial Inc. (2)	Delaware
Alamo Group (KS) Inc. (2)	Kansas
Alamo Group (TX), L.P.(2)	Delaware
Alamo Group Holdings, L.L.P. (2)	Delaware
ALG Holdings, L.L.C. (2)	Delaware
Alamo Group (WA) Inc. (2)	Delaware
Alamo Sales Corp. (2)	Delaware
Alamo Group Trucking, Inc. (2)	Delaware
M&W Gear Company (2)	Delaware
Tiger Corporation (2)	Nevada
Electronics Parts Counter Inc. (2)	Nevada
Schwarze Industries Inc. (2)	Alabama
Schulte (USA) Inc. (2)	Florida
Alamo Group (SMC) Inc. (2)	Nevada
Adams Hard-Facing Company, Inc. (3)	Oklahoma
Alamo Group (IA) Inc. (3)	Nevada
Alamo Group (FR) S.A. (4)	France
Bomford Turner (4)	United Kingdom
McConnel Limited (4)	United Kingdom
NJM Dabekausen Beheer B.V. (5)	Netherlands
Twose of Tiverton Ltd. (5)	United Kingdom
Bomford & Evershed Limited (5)	United Kingdom
Bomford Bros. Limited (5)	United Kingdom
Turner International (Engineering) Limited (5)	United Kingdom
Signalisation Moderne Autoroutiere S. A. (6)	France
Betrac S. A. (6)	France
S.C.I. Industrielle La Saussaie (6)	France
Forges Gorce (6)	France
Faucheux S.A. (6)	France
Schulte Industries Ltd. (7)	Saskatoon

---

(1) 100% owned by Alamo Group Inc.
(2) 100% owned by Alamo Group (USA) Inc.
(3) 100% owned by Herschel-Adams Inc.
(4) 100% owned by Alamo Group (EUR) Limited
(5) 100% owned by Bomford Turner Limited
(6) 100% owned by Alamo Group (FR) S.A.
(7) 100% owned by Alamo Group (Canada)

Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-92986) pertaining to the Alamo Group, Inc. 1994 Incentive Stock Option Plan of our report dated March 1, 2004, with respect to the consolidated financial statements of Alamo Group, Inc. and subsidiaries included in the Annual Report (Form 10-K) for the year ended December 31, 2003.

/s/ ERNST & YOUNG LLP

San Antonio, Texas
March 15, 2004

Exhibit 31.1

I, Ronald A. Robinson, President and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Alamo Group Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2004

/s/ Ronald A. Robinson
Ronald A. Robinson
President & CEO

Exhibit 31.2

I, Richard J. Wehrle, Vice President, Corporate Controller and Principal Accounting Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Alamo Group Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 15, 2004

/s/ Richard J. Wehrle
Vice President, Corporate Controller &
Principal Accounting Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alamo Group Inc. (the "Company") on Form 10-K for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ronald A. Robinson, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Form 10-K fully complies with the requirements of section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and
2. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 15, 2004

/s/ Ronald A. Robinson
Ronald A. Robinson
President & CEO

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alamo Group Inc. (the "Company") on Form 10-K for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard J. Wehrle, Vice President, Corporate Controller and Principal Accounting Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Form 10-K fully complies with the requirements of section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and
2. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 15, 2004

/s/ Richard J. Wehrle
Vice President, Corporate Controller &
Principal Accounting Officer

CORPORATE INFORMATION

BOARD OF DIRECTORS

DONALD J. DOUGLASS
Chairman of the Board
Director since 1969

JERRY E. GOLDRESS (1) (2) (3)
Chairman of the Board and
Chief Executive Officer of Grisanti,
Galef and Goldress
Director since 2000

DAVID H. MORRIS (1) (2) (3)
Retired
Director since 1996

RONALD A. ROBINSON
Chief Executive Officer and President
Director since 1999

JAMES B. SKAGGS (1) (2) (3)
Retired
Director since 1996

WILLIAM R. THOMAS (1) (3)
Chairman of the Board and President
of Capital Southwest Corporation
Director since 1969

(1) Member of Compensation Committee

(2) Member of Audit Committee

(3) Member of Nominating/Corporate Governance Committee

OFFICERS

RONALD A. ROBINSON
Chief Executive Officer and President

ROBERT H. GEORGE
Vice President, Secretary and Treasurer

RICHARD J. WEHRLE
Vice President, Corporate Controller

DONALD C. DUNCAN
Vice President, General Counsel

GEOFFREY DAVIES
Vice President, Alamo Group Inc.,
Managing Director, Alamo Group (EUR) Ltd.

IAN BURDEN
Executive Vice President, Alamo Group (USA) Inc.,
North American Industrial Division

DOUGLAS W. ANDERSON
Executive Vice President, Alamo Group (USA) Inc.,
North American Agricultural Division

CORPORATE OFFICE
Alamo Group Inc.
1502 East Walnut
Seguin, Texas 78155
(830) 379-1480
(830) 372-9683 (Fax)
www.alamo-group.com

STOCK SYMBOL: ALG
Stock traded on NYSE
CUSIP Number: 011311107

INVESTOR RELATIONS CONTACTS
Eric Boyriven
Financial Dynamics
(212) 850-5600
(212) 850-5797 (Fax)
eboyriven@FD-US.com

Robert H. George
Alamo Group Inc.
(830) 372-9621
(830) 372-9683 (Fax)
bgeorge@alamo-group.com

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
85 Challenger Road
Overpeck Centre
Ridgefield Park, NJ 07660-2108
(800) 635-9270
www.melloninvestor.com

ANNUAL STOCKHOLDER'S MEETING
Date: May 5, 2004, 9:00 am Local time
Westin Riverwalk Hotel
420 Market Street
San Antonio, Texas 78205

INDEPENDENT AUDITORS
Ernst & Young LLP
P.O. Box 2938
1900 Frost Bank Tower
100 West Houston Street
San Antonio, Texas 78205

COUNSEL
Oppenheimer, Blend, Harrison & Tate
711 Navarro, Suite 600
San Antonio, Texas 78205

ALAMO GROUP INC

1502 EAST WALNUT

SEGUIN, TEXAS 78155

www.alamo-group.com